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Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Herley Industries, Inc.
at
$19.00 Net Per Share
by
Lanza Acquisition Co.
an indirect wholly-owned subsidiary of
Kratos Defense & Security Solutions, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY MARCH 24, 2011 (THE END OF THE DAY ON THURSDAY), UNLESS THE OFFER IS EXTENDED.

        This offer (the "Offer"), is being made according to an Agreement and Plan of Merger, dated as of February 7, 2011 (the "Merger Agreement"), by and among Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Kratos"), Lanza Acquisition Co., a Delaware corporation and an indirect wholly-owned subsidiary of Kratos (the "Purchaser"), and Herley Industries, Inc., a Delaware corporation ("Herley").

        The Board of Directors of Herley has unanimously: (i) determined that the Merger Agreement, the Offer, the merger of the Purchaser with and into Herley, with Herley surviving the merger (the "Merger"), and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Herley's stockholders, (ii) adopted and approved the Merger Agreement and (iii) recommended that Herley's stockholders accept the Offer, tender their Shares (as defined below) in the Offer and, to the extent necessary to consummate the Merger, approve the Merger and adopt the Merger Agreement.

        There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not validly withdrawn before the expiration of the Offer, a number of shares of Herley's common stock, par value $0.10 per share (collectively, the "Shares" and each, a "Share"), that represents at least a majority of the total number of Shares outstanding at the time of the expiration of the Offer (determined on a fully diluted basis (as defined in the Merger Agreement) and excluding Shares tendered pursuant to guaranteed delivery procedures if such delivery procedures have not been completed by the applicable time). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase, including, among other conditions, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Section 14—"Conditions of the Offer."

        Questions or requests for assistance may be directed to the Information Agent at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase dated February 25, 2011 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance regarding the Offer.

The Information Agent for the Offer is: Phoenix Advisory Partners.

IMPORTANT

        Stockholders desiring to tender Shares must:

1.
For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•
contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.
For Shares that are registered in the stockholder's name and held in book-entry form:

•
complete and sign the Letter of Transmittal (or a manually signed copy) in accordance with the instructions in the Letter of Transmittal or prepare an Agent's Message (as defined in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase);

•
if using the Letter of Transmittal, have the stockholder's signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•
deliver an Agent's Message or the Letter of Transmittal (or a manually signed copy) and any other required documents to Wells Fargo Bank, National Association, a national banking association, the Depositary for the Offer (the "Depositary"), at its address set forth on the back cover of this Offer to Purchase; and

•
transfer the Shares through book-entry transfer into the account of the Depositary.

3.
For Shares that are registered in the stockholder's name and held as physical certificates:

•
complete and sign the Letter of Transmittal (or a manually signed copy) in accordance with the instructions in the Letter of Transmittal;

•
have the stockholder's signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•
deliver the Letter of Transmittal (or a manually signed copy), the certificates for such Shares and any other required documents to the Depositary, at its address set forth on the back cover of this Offer to Purchase.

        The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—"Procedure for Tendering Shares" of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility as defined in Section 3—"Procedure for Tendering Shares," is at the election and risk of the tendering stockholder.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.10 per share, of Herley Industries, Inc. ("Herley") (collectively, the "Shares" and each, a "Share").
Price Offered Per Share:	$19.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer Price").
Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Thursday, March 24, 2011 (the end of the day on Thursday), unless extended (the "Expiration Time").
The Purchaser:	Lanza Acquisition Co., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Kratos").
Herley Board Recommendation:	Herley's Board of Directors has unanimously recommended that you accept the Offer and tender your Shares in the Offer.

        The following are some of the questions you, as a stockholder of Herley, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase dated February 25, 2011 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal" which, together with any amendments or supplements to the Letter of Transmittal or the Offer to Purchase, collectively constitute the "Offer") because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms "we," "our" and "us" refer to the Purchaser.

Who is offering to buy my Shares?

        The Purchaser, a Delaware corporation and an indirect wholly-owned subsidiary of Kratos, is offering to buy your Shares. The Purchaser was formed for the purpose of acquiring all of the issued and outstanding Shares. See the "Introduction" to this Offer to Purchase and Section 9—"Certain Information Concerning Kratos and the Purchaser."

What is the class and amount of securities being sought in the Offer?

        We are offering to purchase all of the issued and outstanding Shares. See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer."

How much are you offering to pay and in what form of payment?

        We are offering to pay $19.00 per Share, net to you in cash, without any interest and less any applicable withholding taxes, for each Share tendered and accepted for payment in the Offer. See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer."

What does the Board of Directors of Herley think of the Offer?

        Herley's Board of Directors has unanimously recommended that you accept the Offer and tender your Shares in the Offer. See the "Introduction" to this Offer to Purchase and Section 11—"Background of the Offer; Past Contacts, Negotiations or Agreements with Herley."

Are there any compensation arrangements between Kratos and Herley's executive officers or other key employees?

        Kratos has entered into employment agreements with and has made offers of employment to certain of Herley's executive officers and key employees. In addition, following the completion of the merger of the Purchaser with and into Herley (the "Merger"), Kratos shall provide benefits to Herley's employees (including bonuses and severance) under its benefit plans or Herley's benefit plans. See Section 11—"Background of the Offer; Past Contacts, Negotiations or Agreements with Herley" and Section 13—"The Merger Agreement; Other Agreements."

What will happen to my stock options in the Offer?

        The Offer is made for Shares only and is not made for any stock options to purchase Shares (each, a "Company Option"). If you hold vested but unexercised Company Options and you wish to participate in the Offer, you must exercise your Company Options in accordance with the terms of the applicable stock option plan, and tender some or all of the Shares received upon such exercise in accordance with the terms of the Offer. See Section 3—"Procedure for Tendering Shares."

        The Agreement and Plan of Merger, dated as of February 7, 2011 (the "Merger Agreement"), by and among Kratos, the Purchaser and Herley provides that each Company Option outstanding immediately before the completion of the Merger (whether or not vested or exercisable), will become fully vested and exercisable in accordance with its terms. Pursuant to the Merger Agreement, if a holder of a Company Option elects in writing, each Company Option (whether or not vested or exercisable) that has a per share exercise price that is less than the Offer Price will be cancelled and immediately represent the right to receive an amount in cash, without interest and less any applicable withholding taxes, equal to the excess of the Offer Price over the per share exercise price of the Company Option for each Share subject to the Company Option (such amount to be paid no later than five business days following the Merger). At the time of the Merger, each Company Option that has a per share exercise price that is more than the Offer Price (or each Company Option that has a per share exercise price that is less than the Offer Price if the holder of the Company Option does not elect for such Company Option to be treated as described in the preceding sentence), will be assumed by Kratos and converted into a fully-vested and exercisable option to acquire shares of Kratos common stock ("Kratos Shares"), par value $0.001 per share (the "Assumed Option"). Each Assumed Option will have the same terms and conditions as the original Company Option, except that the exercise price and number of Kratos Shares subject to each Assumed Option will be adjusted to provide the same intrinsic value as that of the Company Option assumed immediately prior to the completion of the Merger. See Section 13—"The Merger Agreement; Other Agreements."

What will happen to my shares of restricted stock in the Offer?

        The Offer is made for Shares only and is not made for any restricted stock awards granted under any compensation plans or arrangements of Herley for which restrictions have not lapsed. Pursuant to the Merger Agreement, each share of restricted stock issued and outstanding under any Herley compensation plan or arrangement, will be cancelled at the time of the Merger is completed in exchange for the Offer Price. See Section 13—"The Merger Agreement; Other Agreements."

What is the market value of my Shares as of a recent date?

        On February 4, 2011, the last trading day before we announced the execution of the Merger Agreement, the closing price of Herley's common stock reported on the NASDAQ Global Select Market was $16.42 per Share. On February 24, 2011, the last full day before commencement of the Offer, the opening price of Herley's common stock reported on the NASDAQ Global Select Market was $18.92 per Share. We advise you to obtain a recent quotation for Herley's common stock in deciding whether to tender your Shares. See Section 6—"Price Range of the Shares; Dividends on the Shares."

Will I have to pay any fees or commissions?

        If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Do you have the financial resources to make payment?

        Yes. Kratos will have sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. On February 7, 2011, in connection with the Offer and the Merger, Kratos entered into a commitment letter (the "Commitment Letter") with Jefferies Group, Inc. ("Jefferies"), Key Capital Corporation ("Key") and OPY Credit Corp. (together with Jefferies and Key, the "Commitment Parties") pursuant to which the Commitment Parties have committed, severally and not jointly, to provide debt financing of up to an aggregate of $307.5 million for the Offer and the Merger, subject to reduction as explained below. Under the Commitment Letter, the Commitment Parties committed to provide financing in the form of the purchase of 10% Senior Secured Notes due 2017 (the "Notes") of Acquisition Co. Lanza Parent, a Delaware corporation and a wholly-owned subsidiary of Kratos, yielding gross proceeds of $307.5 million (the "Notes Offering Commitment"), subject to reduction on a dollar-for-dollar basis by the amount of net proceeds raised in Kratos' contemplated public equity offering of Kratos Shares (the "Equity Offering") (provided that the maximum amount of any such reduction could not exceed $40 million). On February 11, 2011, Kratos raised approximately $61 million in net proceeds from the Equity Offering, thereby reducing the amount of the Notes Offering Commitment to $267.5 million. See Section 10—"Source and Amount of Funds."

Is your financial condition relevant to my decision to tender in the Offer?

        No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash, the Offer is not subject to any financing condition, and Kratos has arranged committed financing for the Offer. We will have sufficient funds to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow completion of the Offer. See Section 10—"Source and Amount of Funds."

How long do I have to decide whether to tender in the Offer?

        Unless we extend the expiration time of the Offer, you will have until the Expiration Time. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—"Terms of the Offer" and Section 3—"Procedure for Tendering Shares."

Can the Offer be extended?

        Yes. We are required by the Merger Agreement to extend the Offer for one or more periods of up to five business days each, or such longer period of time as consented to by Herley, if any of the conditions to the Offer have not been satisfied or waived, until June 30, 2011, subject to certain conditions. In addition, we are required to extend the Offer pursuant to the Merger Agreement for any period required by applicable law, rule, regulation, interpretation or position of the NASDAQ Global Select Market, the Securities and Exchange Commission (the "SEC") or the SEC Staff. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares. See Section 1—"Terms of the Offer" and Section 13—"The Merger Agreement; Other Agreements."

Will you provide a Subsequent Offering Period?

        If following our acceptance for payment of Shares in the Offer, we own less than 90% of the Shares outstanding at that time, we may, in our discretion, elect to provide for a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the "Exchange Act") following our acceptance for payment of Shares in the Offer (the "Subsequent Offering Period"). The Subsequent Offering Period may be between three and 20 business days in the aggregate. See Section 1—"Terms of the Offer."

How will I be notified if the Offer is extended or a Subsequent Offering Period is provided?

        If we extend the Offer or provide a Subsequent Offering Period, we will inform Wells Fargo Bank, National Association, a national banking association, the depositary for the Offer (the "Depositary"), and we will notify Herley stockholders by making a public announcement of the extension, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—"Terms of the Offer."

What is the "Minimum Condition" to the Offer?

        We are not obligated to purchase any Shares in the Offer unless enough Shares are tendered and not validly withdrawn to represent a majority of the total number of Shares outstanding at the Expiration Time (determined on a fully diluted basis (as defined in the Merger Agreement) and excluding Shares tendered pursuant to guaranteed delivery procedures if delivery procedures have not been completed by the applicable time) (the "Minimum Condition"). Neither Kratos nor the Purchaser currently own any Shares. See Section 14—"Certain Conditions of the Offer" for a more complete description of the conditions to the Offer.

What are the most significant conditions to the Offer other than the Minimum Condition?

        In addition to the Minimum Condition, we are not obligated to purchase any Shares tendered in the Offer unless, at the Expiration Time:

  •
  the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has expired or been terminated;

  •
  all of the representations and warranties of Herley set forth in the Merger Agreement are accurate, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Herley (except for the representations and warranties of Herley regarding its capitalization, which must be true and correct in all respects (other than de minimis inaccuracies));

  •
  the obligations of Herley contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects; and

  •
  since the date of the Merger Agreement there has not occurred any adverse event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Herley.

        See Section 14—"Certain Conditions of the Offer" for a more complete description of the conditions to the Offer.

How do I tender my Shares?

        To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal (or copy of the Letter of Transmittal), to the Depositary, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the Expiration Time, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be tendered. See Section 3—"Procedure for Tendering Shares."

How do I withdraw previously tendered Shares?

        To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed copy of one, with the required information to the Depositary, while you still have the right to withdraw the Shares. See Section 4—"Withdrawal Rights."

Until what time may I withdraw Shares that I have tendered?

        If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by April 25, 2011, you may withdraw them at any time thereafter until we accept them for payment. This right to withdraw will not apply to any Subsequent Offering Period. See Section 1—"Terms of the Offer" and Section 4—"Withdrawal Rights."

If the Offer is completed, will Herley continue as a public company?

        Yes, until the Merger is consummated. In accordance with the Merger Agreement and the General Corporation Law of the State of Delaware, at the effective time of the Merger, the Purchaser will merge with and into Herley, the separate existence of the Purchaser will cease, and Herley will become an indirect wholly-owned subsidiary of Kratos and will no longer be a public company.

        If the Merger is not effected immediately after the completion of the Offer, there may be so few remaining stockholders and publicly-held Shares after the Offer that the Shares may no longer be eligible to be traded through the NASDAQ Global Select Market or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, Herley may cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. See Section 7—"Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations."

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

        If we accept for payment and pay for Shares in the Offer, we are required to merge with and into Herley, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and Herley's certificate of incorporation and bylaws, and a vote of Herley's stockholders, if a vote is required. Herley will be the surviving corporation in the Merger and will become an indirect wholly-owned subsidiary of Kratos. In the Merger, Herley stockholders who did not tender their Shares will receive the Offer Price. If we acquire at least 90% of the issued and outstanding Shares, we may be able to effect the Merger without convening a meeting of the Herley stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the

Delaware General Corporation Law, if those rights are perfected. See the "Introduction" to this Offer to Purchase and Section 12—"Purpose of the Offer; Plans for Herley; Other Matters."

What is the Top-Up Option and when could it be exercised?

        Herley has granted the Purchaser an option (the "Top-Up Option") to purchase that number of newly-issued or treasury Shares equal to the amount of Shares needed to give Kratos and the Purchaser, in the aggregate, ownership of one Share more than 90% of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement), after giving effect to those Shares issued upon the exercise of the Top-Up Option; provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed the aggregate number of Shares held as treasury Shares by Herley and the number of Shares Herley is authorized to issue under its certificate of incorporation that are not issued and outstanding, not reserved for issuance and are issuable without approval of Herley's stockholders. The Purchaser will pay the Offer Price for each Share acquired upon exercise of the Top-Up Option. The purpose of the Top-Up Option is to permit us to complete the Merger without a special meeting of Herley's stockholders under the "short form" merger provisions of Delaware law. The Top-Up Option can only be exercised once, in whole and not in part, on or prior to the fifth business day after we accept for payment and pay for Shares in the Offer. See Section 13—"The Merger Agreement; Other Agreements" for a more detailed description of the Top-Up Option.

If I decide not to tender, how will the Offer affect my Shares?

        If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you perfect your appraisal rights under Delaware law, you will receive the Offer Price. This is the same amount that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on the NASDAQ Global Select Market, the quotation for the Shares on the NASDAQ Global Select Market may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, Herley may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC's rules relating to publicly-held companies. See the "Introduction" to this Offer to Purchase and Section 7—"Effect of the Offer on the Market for Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations."

Who can I talk to if I have questions about the Offer?

        You may call Phoenix Advisory Partners, the Information Agent for the Offer, at (800) 576-4314. See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent.

  To the Holders of Herley Common Stock:

INTRODUCTION

        Lanza Acquisition Co., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Kratos Defense & Security Solutions, Inc., a Delaware corporation ("Kratos"), is making an offer to purchase all issued and outstanding shares of common stock, par value $0.10 per share (collectively, the "Shares" and each, a "Share"), of Herley Industries, Inc., a Delaware corporation ("Herley"), at a price of $19.00 per Share in cash, without interest and less any applicable withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase dated February 25, 2011 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with any amendments or supplements to the Letter of Transmittal or the Offer to Purchase, collectively constitute the "Offer").

        The Offer is being made according to an Agreement and Plan of Merger, dated as of February 7, 2011 (the "Merger Agreement"), by and among Kratos, the Purchaser and Herley. The Merger Agreement is described in Section 13—"The Merger Agreement; Other Agreements." Under the Merger Agreement, after completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, the approval of Herley's stockholders, the Purchaser will be merged with and into Herley, with Herley surviving the Merger as an indirect wholly-owned subsidiary of Kratos (the "Merger"). When the Merger is completed, each Share then outstanding (other than Shares owned by Kratos, the Purchaser, Herley or any of their wholly-owned subsidiaries or Herley stockholders who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

        The Board of Directors of Herley has unanimously: (i) determined that the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Herley's stockholders, (ii) adopted and approved the Merger Agreement and (iii) recommended that Herley's stockholders accept the Offer, tender their Shares in the Offer and, to the extent necessary to consummate the Merger, approve the Merger and adopt the Merger Agreement.

        There is no financing condition to the Offer. The Offer is conditioned on, among other things, there being tendered in the Offer and not validly withdrawn, a number of Shares that represents at least a majority of the total number of Shares outstanding (determined on a fully diluted basis (as defined in the Merger Agreement) and excluding Shares tendered pursuant to guaranteed delivery procedures if delivery procedures have not been completed by the applicable time) at 12:00 midnight, New York City time, on Thursday, March 24, 2011 (the end of the day Thursday) unless the Offer is extended (the "Minimum Condition"). The Offer is also subject to the satisfaction of other conditions, including: (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the accuracy of all of the representations and warranties of Herley set forth in the Merger Agreement, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Herley (except for the representations and warranties of Herley regarding its capitalization, which must be true and correct in all respects (other than de minimis inaccuracies)), (iii) the performance in all material respects of the obligations of Herley contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer and (iv) since the date of the Merger Agreement, the absence of any event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Herley.

        Herley has informed the Purchaser that, as of February 23, 2011 it had: (i) 14,097,904 Shares issued and outstanding (inclusive of 91,101 unvested restricted stock awards granted under compensation plans or arrangements of Herley) and (ii) 1,518,250 Shares, which were subject to issuance pursuant to the exercise of outstanding stock options. Based upon the foregoing, as of February 23, 2011, the Minimum Condition would be satisfied if 7,808,078 Shares were tendered and not validly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser purchases Shares tendered in the Offer, the Purchaser will be able to designate directors constituting at least a majority of Herley's Board of Directors. See Section 12—"Purpose of the Offer; Plans for Herley; Other Matters" and Section 13—"The Merger Agreement; Other Agreements."

        If Kratos and the Purchaser hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period provided in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 ("Exchange Act") (the "Subsequent Offering Period"), the Merger Agreement requires that the Purchaser merge with and into Herley under the "short-form" merger provisions of the Delaware General Corporation Law (the "DGCL") without prior notice to, or any action by, any other stockholder of Herley. See Section 12—"Purpose of the Offer; Plans for Herley; Other Matters." Under the Merger Agreement, if the Purchaser does not acquire sufficient Shares in the Offer to complete the Merger under the "short-form" merger provisions of the DGCL, the Purchaser has an option (the "Top-Up Option"), subject to limitations, to purchase from Herley at the Offer Price a number of additional Shares sufficient to cause Kratos and the Purchaser, in the aggregate, to own one Share more than 90% of the Shares then outstanding, on a fully-diluted basis (as defined in the Merger Agreement), after giving effect to those Shares issued upon the exercise of the Top-Up Option; provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed the aggregate number of Shares held as treasury Shares by Herley and the number of Shares Herley is authorized to issue under its certificate of incorporation that are not issued and outstanding, not reserved for issuance and are issuable without approval of Herley's stockholders. The exercise price for the Top-Up Option is to be paid either in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Purchaser and due and payable within one year. The Top-Up Option is exercisable only once, in whole and not in part, if Kratos and the Purchaser hold at least a majority of the outstanding Shares before such exercise and only on or prior to the fifth business day after the purchase of and payment for the Shares pursuant to the Offer by the Purchaser. The Purchaser or Kratos could also acquire additional Shares after completion of the Offer through other means, such as open market purchases.

        In any event, if Kratos, the Purchaser and their affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, the Purchaser will effect the Merger under the "short-form" merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. See Section 12—"Purpose of the Offer; Plans for Herley; Other Matters."

        Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—"Material United States Federal Income Tax Consequences."

        The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable stock option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5—"Material United States Federal Income Tax Consequences."

        Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options.

        Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by Wells Fargo Bank, National Association, a national banking association, which is acting as the depositary for the Offer (the "Depositary") and Phoenix Advisory Partners, which is acting as the information agent for the Offer (the "Information Agent"). See Section 16—"Fees and Expenses."

        THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.    Terms of the Offer

        Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment, and pay the Offer Price for, all Shares tendered before the Expiration Time and not validly withdrawn in accordance with Section 4—"Withdrawal Rights." The term "Expiration Time" means 12:00 midnight, New York City time on Thursday, March 24, 2011 (the end of the day on Thursday), unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term "Expiration Time" means the latest time at which the Offer, as so extended by the Purchaser, expires.

        Kratos is required by the Merger Agreement to extend the Offer for one or more periods of up to five business days each, or such longer period of time as consented to by Herley, if any of the conditions to the Offer have not been satisfied or waived, until June 30, 2011, subject to certain conditions. In addition, Kratos is required to extend the Offer pursuant to the Merger Agreement for any period required by applicable law, rule, regulation, interpretation or position of the NASDAQ Global Select Market, the Securities and Exchange Commission (the "SEC") or the SEC Staff.

        Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

        If, at the Expiration Time, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not validly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if Kratos and the Purchaser do not hold, in the aggregate, at least 90% of the issued and outstanding Shares to permit the Purchaser to complete the Merger under the "short-form" merger provisions of the DGCL, then the Purchaser is permitted to provide a Subsequent Offering Period of at least three but no more than 20 business days in the aggregate.

        The Subsequent Offering Period would be an additional period of time following the Expiration Time during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. During the Subsequent Offering Period, if any, the Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. The Purchaser cannot provide a Subsequent Offering Period unless it announces the results of the Offer no later than 9:00 a.m., New York City time, on the business day after the Expiration Time and immediately begins the Subsequent Offering Period on that date.

        There is no financing condition to the Offer. The Offer is conditioned on the satisfaction of the Minimum Condition and the other conditions described in Section 14—"Conditions of the Offer."

        Subject to the terms of the Merger Agreement, the Purchaser may, at any time and from time to time before the Expiration Time, make changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Herley, the Purchaser may not:

  •
  change or waive the Minimum Condition;

  •
  change the form of consideration payable in the Offer;

  •
  reduce the Offer Price;

  •
  decrease the number of Shares sought to be purchased by the Purchaser in the Offer;

  •
  impose conditions to the Offer that are in addition to those described in Section 14—"Conditions of the Offer" or amend or modify the conditions of the Offer (other than to waive such conditions except the Minimum Condition);

  •
  make any change in the Offer that would require an extension or delay of the then current Expiration Time except as required or permitted by the Merger Agreement; or

  •
  amend or modify any other terms of the Offer in any manner materially adverse to the Herley stockholders.

        The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

        Any extension, amendment or termination of the Offer will be followed as promptly as practicable by a public announcement consistent with the requirements of the SEC, which, in the case of an extension, is to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time of the Offer, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such rules or the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act), the Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release via PR Newswire. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

        If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information. The Purchaser understands the SEC's view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. A change in price or a change in the percentage of securities sought generally requires that an offer remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Time equals or exceeds the minimum extension period that would be required because of such amendment.

        Herley has agreed to provide the Purchaser with Herley's stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1—"Terms of the Offer," the Purchaser will accept for payment and promptly pay for all Shares tendered before the Expiration Time and not validly withdrawn in accordance with Section 4—"Withdrawal Rights." If the Purchaser provides a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. See Section 1—"Terms of the Offer." For a description of the Purchaser's rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—"Terms of the Offer."

        In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

  •
  the certificates for the Shares, together with a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees; or

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  in the case of a transfer effected under the book-entry transfer procedures described in Section 3—"Procedure for Tendering Shares," a Book-Entry Confirmation (as defined below in Section 3—"Procedure for Tendering Shares") and either a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message as described in Section 3—"Procedure for Tendering Shares"; and

  •
  any other documents required by the Letter of Transmittal.

        The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

        If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder. In the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (as defined below in Section 3—"Procedure for Tendering Shares"), according to the procedures set forth in Section 3—"Procedure for Tendering Shares," the Depositary will notify the Book-Entry Transfer Facility of the Purchaser's decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the Expiration Time or termination of the Offer.

        If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—"Withdrawal Rights." See Section 15—"Certain Legal Matters." Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for the Shares.

3.    Procedure for Tendering Shares

        Tender Procedures.    A stockholder must follow one of the following procedures to tender Shares in the Offer:

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  for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Time (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the Subsequent Offering Period);

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  for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed copy thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under "—Book-Entry Transfer" and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Time (unless the tender is made during a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent's Message, and other documents must be received before the expiration of the Subsequent Offering Period); or

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  the tendering stockholder must comply with the guaranteed delivery procedures described below under "—Guaranteed Delivery" before the Expiration Time.

        The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        Book-Entry Transfer.    The Depositary has agreed to take steps to establish and maintain an account or accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed copy thereof), with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time (except with respect to a Subsequent Offering Period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent's Message, and other documents must be received before the expiration of the Subsequent Offering Period), or the tendering stockholder must comply with the guaranteed delivery procedures described under "—Guaranteed Delivery" for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a "Book-Entry Confirmation."

        The term "Agent's Message" means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term "Agent's Message" also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary's office. For Shares to be tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if:

  •
  the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal; or

  •
  Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution" and, collectively, "Eligible Institutions").

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Time, the stockholder's tender may still be effected if all the following conditions are met:

  •
  the tender is made by or through an Eligible Institution;

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  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Time; and

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  the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed copy thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A "trading day" is any day on which quotations are available for shares listed on the NASDAQ Global Select Market.

        The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary.

        Other Requirements.    Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

  •
  Share certificates (or a timely Book-Entry Confirmation);

  •
  a properly completed and duly executed Letter of Transmittal (or a copy thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal); and

  •
  any other documents required by the Letter of Transmittal.

        Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

        Appointment as Proxy.    By executing the Letter of Transmittal (or a copy thereof or, in the case of a book-entry transfer, an Agent's Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and Herley's certificate of incorporation and bylaws, any other annual, special, adjourned or postponed meeting of Herley's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Herley stockholders.

        Options.    The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable stock option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section of the Offer to Purchase.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or copy thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser's interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Kratos, the Depositary, the Information Agent, Herley or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

        Backup Withholding.    To generally avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit Internal Revenue Service ("IRS") Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms "U.S. holder" and "non-U.S. holder" and a more detailed discussion of backup withholding, see Section 5—"Material United States Federal Income Tax Consequences."

        Tender Constitutes Binding Agreement.    The Purchaser's acceptance for payment of Shares tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.    Withdrawal Rights

        Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

        Shares tendered in the Offer may be validly withdrawn according to the procedures set forth below at any time before the Expiration Time and, unless theretofore accepted for payment and paid for by the Purchaser in the Offer, may also be withdrawn at any time after April 25, 2011.

        For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—"Procedure for Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares withdrawn will no longer be considered tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in Section 3—"Procedure for Tendering Shares" at any time before the Expiration Time.

        No withdrawal rights will apply to Shares tendered in a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1—"Terms of the Offer."

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Kratos, the Depositary, the Information Agent, Herley or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.    Material United States Federal Income Tax Consequences

        The following discussion sets forth the material U.S. federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of such holder's particular circumstances. In addition, this discussion does not address any tax consequences arising under any U.S. federal laws other than those pertaining to income taxation or any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion addresses only those holders that hold their Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under U.S. federal income tax law, including: a bank, thrift or other financial institution; a tax-exempt organization; a retirement plan or other tax-deferred or tax-advantaged account; a partnership, S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity); an insurance company; a mutual fund; a small business investment company; a real estate investment trust; a regulated investment company; a dealer or broker in stocks and securities, or currencies; a trader in securities that elects mark-to-market treatment; a holder of Shares subject to the alternative minimum tax provisions of the Code; a holder of Shares that received the Shares through the exercise of a stock option, including an employee stock option, or upon the cancellation of restricted stock, through a tax qualified retirement plan or otherwise as compensation; a person that has a functional currency other than the U.S. dollar; a person that holds Shares as part of a hedge, straddle, synthetic security, constructive sale, conversion or other integrated transaction; a U.S. expatriate; a controlled foreign corporation; a passive foreign investment company; and a corporation that accumulates earnings to avoid U.S. federal income tax. If a partnership (including any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of Shares that is a partnership, and the partners in such partnership, are urged to consult their own tax advisors regarding the tax consequences of tendering Shares for cash pursuant to the Offer or exchanging Shares for cash pursuant to the Merger.

        This discussion is based upon the Code, the Treasury regulations promulgated thereunder, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any other taxing authority with respect to the statements made, and the conclusions reached, in this discussion, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

        This discussion is intended only as a general summary of the material U.S. federal income tax consequences to a holder of Shares upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including with respect to the federal estate, gift and other non-income tax consequences and the state, local or foreign tax consequences of such transactions.

        U.S. Holders.    For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the U.S., (ii) a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect to be treated as a "U.S. person" under applicable Treasury regulations.

        In general, a U.S. Holder's tender of Shares for cash pursuant to the Offer or exchange of Shares for cash pursuant to the Merger will be a taxable transaction to such holder for U.S. federal income tax purposes, and such holder generally will recognize gain or loss, if any, equal to the difference between the gross amount of cash received (including any taxes withheld) and such holder's adjusted tax basis in the Shares exchanged therefor. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the applicable U.S. Holder's holding period for the Shares is more than one year at the time of the exchange. Long-term capital gains recognized by an individual U.S. Holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses. If a U.S. Holder acquired different blocks of Shares at different times or different prices, such holder must determine its tax basis and holding period separately with respect to each block of Shares.

        Non-U.S. Holders.    For purposes of this discussion, the term "Non-U.S. Holder" generally means a beneficial owner of Shares that is not a U.S. Holder or a partnership (including any other entity or arrangement that is treated as a partnership for U.S. federal income tax purposes).

        Any gain realized by a Non-U.S. Holder with respect to the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger generally will be exempt from U.S. federal income tax, unless: (i) the gain, if any, is effectively connected with such holder's conduct of a trade or business in the U.S. (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment maintained by such holder in the U.S.); (ii) such holder is an individual who will be present in the U.S. for 183 days or more during the taxable year of the Offer or the Merger (as applicable), and certain other requirements are met; or (iii) Herley is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code and the Non-U.S. Holder owned, directly or indirectly, more than 5% of the Shares at any time during the five years preceding the Offer or the Merger.

        Unless an applicable income tax treaty provides otherwise, gain described in clause (i) directly above generally will be subject to U.S. federal income tax on a net income basis and under regular graduated tax rates, in the same manner as if the applicable Non-U.S. Holder recognizing such gain were a U.S. Holder (except as otherwise required by an applicable income tax treaty). If such Non-U.S. Holder is a corporation, such holder's gain also may be subject to branch profits tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Gain recognized by a Non-U.S. Holder described in clause (ii) directly above generally will be subject to U.S. federal income tax at a 30% rate (unless an applicable income tax treaty provides otherwise), but generally may be offset by U.S. source capital losses. With respect to clause (iii) directly above, Herley believes that it is not and has not been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the five year period specified above.

        Information Reporting and Backup Withholding Tax.    Payments made to a holder of Shares upon such holder's tender of Shares for cash pursuant to the Offer or exchange of Shares for cash pursuant to the Merger will be reported to the recipient and the IRS to the extent required by the Code and applicable Treasury regulations. In addition, a noncorporate holder of Shares may be subject to backup withholding tax at the applicable rate (currently 28%) with respect to cash payments received upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger unless an exemption applies. For the exemption to apply for a U.S. Holder, such holder must (i) timely furnish a correct TIN and otherwise comply with certain certification procedures (generally, by providing a properly completed Substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) otherwise establish to the satisfaction of the Depositary that such holder is exempt from backup withholding tax. For the exemption to apply for a Non-U.S. Holder, such holder must (i) certify under penalties of perjury on an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) that such holder is not a U.S. person or (ii) otherwise establish to the satisfaction of the Depositary that such holder is exempt from backup withholding tax. Each Non-U.S. Holder is urged to consult its own tax advisor to determine which IRS Form W-8 is appropriate in such holder's case. If the Shares are held through a non-U.S. partnership or other flow-through entity, certain documentation requirements also may apply to the partnership or other flow-through entity.

        Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a holder of Shares generally will be allowed as a refund or credit against such holder's U.S. federal income tax liability, provided that such holder timely furnishes the required information to the IRS.

6.    Price Range of the Shares; Dividends on the Shares

        The Shares are listed and traded on the NASDAQ Global Select Market under the symbol "HRLY." According to Herley, as of February 23, 2011, the authorized capital stock of Herley consisted of 20,000,000 Shares, of which 14,097,904 were issued and outstanding (inclusive of 91,101 unvested restricted stock awards granted under compensation plans or arrangements of Herley), and 1,518,250 Shares were subject to issuance pursuant to the exercise of outstanding options.

        The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on the NASDAQ Global Select Market:

	High	Low
Fiscal Year Ended August 2, 2009
First Quarter	$20.35	$11.42
Second Quarter	$14.68	$9.03
Third Quarter	$14.24	$7.65
Fourth Quarter	$12.91	$9.41
Fiscal Year Ended August 1, 2010
First Quarter	$14.25	$10.84
Second Quarter	$14.47	$10.13
Third Quarter	$15.73	$11.75
Fourth Quarter	$16.00	$12.52
Fiscal Year Ending July 31, 2011
First Quarter	$17.00	$13.80
Second Quarter	$18.38	$15.85
Third Quarter (through February 23, 2011)	$18.98	$16.15

        On February 4, 2011, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price for the Shares reported on the NASDAQ Global Select Market was $16.42 per Share. On February 24, 2011, the last full trading day before the commencement of the Offer, the opening price for the Shares reported on the NASDAQ Global Select Market was $18.92 per Share. The Offer Price represents a premium of 10.08% over the average closing market price for the Shares for the one-month period immediately preceding the public announcement of the Offer and the Merger and a premium of 15.7% over the closing market price of the Shares on the last full day of trading before the public announcement of the Offer and the Merger. Stockholders are urged to obtain a current market quotation for the Shares.

        The Purchaser has been advised that Herley has never declared or paid a cash dividend with respect to the Shares. The Merger Agreement provides that, without Kratos' written consent, from February 7, 2011 until the earlier to occur of the termination of the Merger Agreement or the appointment or election of a number of the Purchaser's designees to Herley's Board of Directors that constitute a majority of the board, Herley may not set aside for payment or pay any dividend in respect of any shares. Herley is not expected to declare or pay cash dividends after completion of the Offer.

7.    Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

        Market for the Shares.    The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public.

        NASDAQ Listing and Controlled Company Status.    Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on the NASDAQ Global Select Market. According to the published guidelines, the Shares would only meet the criteria for continued listing on the NASDAQ Global Select Market if, among other things, there were at least 400 round lot holders, the minimum bid price for the Shares was at least $1 per share and either:

  •
  there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Kratos upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million, and stockholders' equity was at least $10 million; or

  •
  there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors, and other concentrated holdings of 10% or more, such as held by Kratos upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million, and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million.

        If, as a result of the purchase of Shares in the Offer, the Shares no longer meet either of these standards, the quotations for the Shares on the NASDAQ Global Select Market could be discontinued. In this event, the market for the Shares would likely be adversely affected.

        If the NASDAQ Global Select Market ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

        After completion of the Offer, Herley will be eligible to elect "controlled company" status pursuant to Rule 5615(c) of the NASDAQ Marketplace Rules, which means that Herley would be exempt from the requirement that Herley's Board of Directors be composed of a majority of "independent directors" and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating, Governance and Ethics Committee of Herley's Board of Directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of Herley's Board of Directors.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application of Herley to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Herley subject to registration, would substantially reduce the information required to be furnished by Herley to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Herley, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders' meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of "affiliates" of Herley and persons holding "restricted securities" of Herley to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute "margin securities."

8.    Certain Information Concerning Herley

        Herley Industries, Inc.    Herley is a Delaware corporation with its principal executive offices at 3061 Industry Drive, Lancaster, Pennsylvania 17603. The telephone number at Herley's principal executive offices is (717) 397-2777. According to its Annual Report on Form 10-K, as amended, for the fiscal year ended August 1, 2010, Herley is a leading supplier of microwave technologies for use in command and control systems, flight instrumentation, weapons sensors, radar, communication systems, and electronic warfare systems. Herley's primary customers include large defense prime contractors (including Northrop Grumman Corporation, Lockheed Martin Corporation, Raytheon Company, The Boeing Company, BAE Systems and Harris Corporation), the U.S. government (including the Department of Defense, NASA and other U.S. government agencies) and international customers (including the Israeli, Egyptian, German, Japanese, Taiwanese, Spanish, Australian and South Korean militaries and suppliers to international militaries). Herley has served the defense industry since 1965 by designing and manufacturing microwave devices for use in high technology defense electronics applications. Herley's products and systems are currently deployed on a wide range of high profile military platforms, including the F-16 Falcon, the F/A-18E/F Super Hornet, the E-2C/D Hawkeye, EA-18G Growler, the AEGIS class surface combatants, the EA-6B Prowler, the AMRAAM (Advanced Medium-Range Air-to-Air Missile) missile, CALCM (Conventional Air Launch Cruise Missile), P-8 MMA (Multi-Mission Maritime Aircraft) and unmanned aerial vehicles, or UAVs, as well as high priority national security programs such as National Missile Defense and the Trident II D-5.

        Available Information.    Herley is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Herley's directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Herley's securities and any material interests of such persons in transactions with Herley is required to be disclosed in proxy statements distributed to Herley's stockholders and filed with the SEC, the last one having been filed with the SEC on December 7, 2010. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Herley, that file electronically with the SEC.

        None of Kratos, the Purchaser, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Herley provided by Herley or contained in the periodic reports, documents and records referred to herein or for any failure by Herley to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser.

9.    Certain Information Concerning Kratos and the Purchaser

        Lanza Acquisition Co.    Lanza Acquisition Co., or the Purchaser, is a Delaware corporation with principal executive offices at 4820 Eastgate Mall, San Diego, California 92121. The telephone number of Lanza Acquisition Co.'s executive offices is (858) 812-7300. Lanza Acquisition Co., an indirect wholly-owned subsidiary of Kratos, was recently formed at the direction of Kratos' wholly-owned subsidiary, Acquisition Co. Lanza Parent, a Delaware corporation, for the purpose of effecting the Offer and the Merger. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger.

        Acquisition Co. Lanza Parent.    Acquisition Co. Lanza Parent is a Delaware corporation with principal executive offices at 4820 Eastgate Mall, San Diego, California 92121. The telephone number of Acquisition Co. Lanza Parent's executive offices is (858) 812-7300. Acquisition Co. Lanza Parent, is a wholly-owned subsidiary of Kratos, was recently formed at the direction of Kratos as a special purpose entity formed solely for the purpose of structuring and financing the Offer and the Merger. Acquisition Co. Lanza Parent has no significant assets other than the stock of Lanza Acquisition Co. and it is not anticipated that Acquisition Co. Lanza Parent will have any significant liabilities until it issues the Notes (as defined below in Section 10—"Source and Amount of Funds").

        Kratos Defense & Security Solutions.    Kratos is a Delaware corporation with principal executive offices at 4820 Eastgate Mall, San Diego, California 92121. The telephone number of Kratos' executive offices is (858) 812-7300. Kratos is an innovative provider of mission critical engineering, information technology (IT) services and warfighter solutions. Kratos works primarily for the U.S. government and federal government agencies, but Kratos also performs work for state and local agencies and commercial customers. Kratos' principal services are related to, but are not limited to, Command, Control, Communications, Computing, Combat Systems, Intelligence, Surveillance, and Reconnaissance (C5ISR); weapons systems lifecycle support and sustainment; military weapon range operations and technical services; missile, rocket and weapons system test and evaluation; missile and rocket mission launch services; public safety, security and surveillance systems; modeling and simulation; unmanned aerial vehicle (UAV) systems; and advanced network engineering and information technology services. Kratos offers its customers solutions and expertise to support their mission critical needs by leveraging its skills across its core service areas.

        The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Acquisition Co. Lanza Parent and Kratos are set forth in Schedule I hereto.

        Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) neither Kratos, Acquisition Co. Lanza Parent, the Purchaser, any majority-owned subsidiary of the foregoing, nor, to the best knowledge of Kratos, Acquisition Co. Lanza Parent and the Purchaser, any of the persons listed in Schedule I nor any associate of Kratos, Acquisition Co. Lanza Parent or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Herley and (ii) neither Kratos, Acquisition Co. Lanza Parent, the Purchaser, any majority-owned subsidiary of the foregoing nor, to the best knowledge of Kratos, Acquisition Co. Lanza Parent and the Purchaser, any of the persons or entities referred to in clause (i) above, has effected any transaction in the Shares or any other equity securities of Herley during the past 60 days.

        Except as set forth in this Offer to Purchase, none of Kratos, Acquisition Co. Lanza Parent, the Purchaser or, to the best knowledge of Kratos, Acquisition Co. Lanza Parent and the Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Herley or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Kratos or any of its subsidiaries (including Acquisition Co. Lanza Parent and the Purchaser) or, to the best knowledge of Kratos, Acquisition Co. Lanza Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Herley or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Kratos, Acquisition Co. Lanza Parent, the Purchaser or, to the best knowledge of Kratos, Acquisition Co. Lanza Parent and the Purchaser, the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Kratos, Acquisition Co. Lanza Parent, the Purchaser or, to the best knowledge of Kratos, Acquisition Co. Lanza Parent and the Purchaser, the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        Neither Kratos, Acquisition Co. Lanza Parent nor the Purchaser currently own any Shares.

        Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Kratos and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Kratos is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Kratos' directors and officers, their remuneration, options, stock appreciation rights, performance awards, deferred stock and restricted stock granted to them, the principal holders of Kratos' securities and any material interests of such persons in transactions with Kratos is required to be disclosed in proxy statements distributed to Kratos' stockholders and filed with the SEC, the last one having been filed with the SEC on April 1, 2010. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information relating to Kratos that have been filed via the EDGAR system, including the Schedule TO and exhibits thereto.

10.    Source and Amount of Funds

        The Purchaser believes the financial condition of the Purchaser and Kratos is not material to a decision by the holders of Shares whether to sell, hold or tender the Shares in the Offer because: (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares and (iii) there is no financing condition applicable to the completion of the Offer.

  Commitment Letter.

        The following summary of certain provisions of the Commitment Letter (as defined below) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Commitment Letter itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Commitment Letter as Exhibit (b)(1) to the Schedule TO. The Commitment Letter may be examined and copies may be obtained at the places and in the manner set forth in Section 9—"Certain Information Concerning Kratos and the Purchaser." You are urged to read the Commitment Letter in its entirety because it contains provisions relevant to the Offer and the Merger.

        Kratos and the Purchaser estimate that the total funds required in connection with the Offer and the Merger will be approximately $316 million, including the refinancing of Herley's net debt (the "Refinancing") and payment of any related transaction fees and expenses (the "Purchase Price"). The Purchaser will acquire the funds for the Purchase Price from Acquisition Co. Lanza Parent, a wholly owned subsidiary of Kratos and the direct parent of the Purchaser. On February 7, 2011, in connection with the Offer and the Merger, Kratos entered into a commitment letter (the "Commitment Letter") with Jefferies Group, Inc. ("Jefferies"), Key Capital Corporation ("Key") and OPY Credit Corp. (together with Jefferies and Key, the "Commitment Parties") pursuant to which the Commitment Parties have committed, severally and not jointly, to provide debt financing of up to an aggregate of $307.5 million for the Offer and the Merger, subject to reduction as explained below. Under the

Commitment Letter, the Commitment Parties committed to provide financing in the form of the purchase of 10% Senior Secured Notes due 2017 (the "Notes") of Acquisition Co. Lanza Parent, yielding gross proceeds of $307.5 million (the "Notes Offering Commitment"), subject to reduction on a dollar-for-dollar basis by the amount of net proceeds raised in Kratos' contemplated public equity offering of shares of Kratos common stock ("Kratos Shares"), par value $0.001 per share (the "Equity Offering") (provided that the maximum amount of any such reduction could not exceed $40 million). On February 11, 2011, Kratos raised approximately $61 million in net proceeds from the Equity Offering, thereby reducing the amount of the Notes Offering Commitment to $267.5 million. The Notes bear an interest rate of 10% per annum, with interest payments paid in cash semiannually beginning on June 1, 2011. Until the Merger is effective, the Notes are collateralized by the shares of the Purchaser, the remaining cash proceeds if any, received in the sale of the Notes, and the Purchaser's rights under the Merger Agreement.

        The purchase of the Notes by the Commitment Parties is subject to certain material conditions, including:

  •
  the absence of any event, development, change, occurrence or circumstance since August 1, 2010 that, either individually or in the aggregate, has caused or could reasonably be expected to cause a Material Adverse Effect (as defined in the Commitment Letter);

  •
  the proceeds from the issuance and sale of the Notes, together with additional funds provided by Kratos to the Purchaser, shall be sufficient to pay the Purchase Price;

  •
  the acceptance for purchase of a number of Shares in the Offer that satisfies the Minimum Condition;

  •
  the Merger Agreement, in form and substance acceptable to Jefferies, shall be in full force and effect and shall not be materially changed, nor shall any waiver be granted thereunder in a manner adverse to the Commitment Parties without Jefferies' prior written consent;

  •
  contributions from Kratos to Acquisition Co. Lanza Parent consisting of: (i) unrestricted cash on hand of Kratos, other than cash from the net proceeds of the Equity Offering and (ii) the proceeds from Kratos' existing credit facility shall be no less than $8.3 million and no more than $10.0 million, with any excess contribution, to the extent not applied to purchase Shares or consummate the Refinancing, placed into an escrow account; provided that the amount of the Notes Offering Commitment proceeds and Contributions (as defined in the Commitment Letter) applied to the Refinancing shall not exceed $13 million;

  •
  the delivery of certain audited and unaudited consolidated financial statements for each of Kratos and Herley;

  •
  the delivery of certain customary closing documents, including lien, litigation and tax searches, legal opinions, officers' certificates and comfort letters;

  •
  the material accuracy of certain representations and warranties;

  •
  the obtaining of monitored public ratings for the Notes from each of Standard & Poor's Ratings Services and Moody's Investors Services, Inc.; and

  •
  the provision of certain materials to the Commitment Parties or their respective affiliates related to the prior marketing of the Notes, including a preliminary offering memorandum, and the participation of senior management and representatives of Kratos and Herley in the road show.

        Additional funds for the Purchase Price will be supplied to the Purchaser by Kratos from unrestricted cash on hand and funds available under its existing credit facility. Kratos and the Purchaser have no alternative financing arrangements or alternative financing plans.

        It is anticipated that any indebtedness incurred by Kratos, Acquisition Co. Lanza Parent or the Purchaser in connection with the Offer and the Merger will be refinanced or repaid from funds generated internally by Kratos or its subsidiaries. No final decisions have been made concerning the repayment or refinancing of such indebtedness.

11.    Background of the Offer; Past Contacts, Negotiations or Agreements with Herley

Background of the Offer

        The following is a chronological description of the material contacts and events leading up to or relating to the Offer. For a more complete understanding of this description, we encourage you to read the entire Schedule TO, including, but not limited to, the Merger Agreement filed herewith as Exhibit (d)(1) to this Schedule TO.

        In June 2010, representatives of Jefferies & Company, Inc. ("Jefferies & Company"), one of Herley's financial advisors contacted Kratos about the possibility of Kratos participating in an ongoing process for the sale of Herley. At that time, Kratos decided not to participate in the process because of other pending transactions and the ongoing integration of a recent acquisition. On or about October 7, 2010, Jefferies & Company contacted Kratos again to solicit its interest in acquiring Herley.

        On October 12, 2010, Herley and Kratos entered into the Confidentiality Agreement (as defined below). Subsequently, Jefferies & Company asked Kratos to submit an indication of interest of at least $18.00 per Share in order to receive a meeting with Herley's management and continue its due diligence process.

        In late October through December 2010, Kratos had meetings with Herley's management and received non-public information. Beginning on November 29, 2010 Kratos was given access to the electronic data room that contained materials and documents relating to Herley.

        On December 9, 2010, Jefferies & Company distributed on behalf of Herley a bid process letter to Kratos requesting a final indication of interest, including any proposed revisions to a form of Merger Agreement that would be subsequently provided, by 5:00 p.m. E.D.T., on January 7, 2011.

        In December 2010 and January 2011, Kratos visited various Herley's facilities and conducted in-person diligence sessions.

        On or about December 23, 2010, Jefferies & Company, on behalf of Herley, circulated a draft form of Merger Agreement and related disclosure schedules, together with a bid process letter, to Kratos. The bid process letter again requested that Kratos submit its final indications of interest for the acquisition of Herley, together with any proposed revisions to the form of Merger Agreement, no later than January 7, 2011.

        On or about January 7, 2011, as a result of its further due diligence and assessment of the business of Herley, Kratos submitted a revised indication of interest proposing the acquisition of Herley for $19.00 per Share in cash and Kratos Shares. The cash component would be $15.55 per Share and the stock component would be determined based upon a fixed exchange ratio equal to 0.2601 of a Kratos Share for each outstanding Share. Kratos' indication of interest did not provide for any collars or other mechanisms to provide certainty of valuation in the event that the Kratos Shares decreased in value. Kratos' indication of interest contemplated that its acquisition of Herley would be structured as an exchange offer or one-step merger transaction. In addition, Kratos indicated that its obligation to consummate the acquisition of Herley would not be subject to a financing condition and that it would contemplate financing the acquisition with the assistance of an affiliate of Jefferies & Company. Kratos' indication of interest was accompanied by a mark-up of the draft form of Merger Agreement that had been distributed to Kratos.

        On January 11, 2011, Jefferies & Company informed Kratos that its revised indication of interest proposing the acquisition of Herley for $19.00 per Share in cash and Kratos Shares was not acceptable and that, if Kratos wanted to acquire Herley, it needed to revise its proposal to provide for an all-cash transaction of at least $19.00 per Share.

        On January 15, 2011, Kratos submitted a further revised indication of interest for the acquisition of Herley for $19.00 per Share in cash. In its revised indication of interest, Kratos indicated that it was revising the proposed cash and stock consideration mix set forth in its previous indication of interest to an all-cash transaction. Kratos also indicated that its acquisition of Herley would be structured as a tender offer or one-step merger transaction. In addition, Kratos indicated that its obligation to consummate the acquisition of Herley would not be subject to a financing condition and that it would contemplate financing the acquisition with debt financing to be arranged by financing sources led by Jefferies and/or one or more of its affiliates, and by issuing Kratos Shares in an equity offering to be completed prior to signing the Merger Agreement with Herley. Kratos also indicated that, one day earlier, Jefferies and/or one or more of its affiliates had represented to Kratos that it would provide a financing commitment letter for 100 percent of the transaction purchase price, costs and expenses. Kratos' revised indication of interest was not accompanied by a revised mark-up of the draft Merger Agreement that had been distributed, although Kratos indicated that a revised Merger Agreement would be forthcoming. In its revised indication of interest, Kratos also requested that, upon acceptance of the proposal, Herley enter into an exclusivity agreement with Kratos through February 15, 2011. In its revised indication of interest, Kratos indicated that its proposal would expire at 5:00 p.m., E.D.T., on January 18, 2011.

        On January 17, 2011, Paul, Hastings, Janofsky & Walker LLP ("Paul Hastings"), on behalf of Kratos, submitted to Herley a revised mark-up of the draft Merger Agreement. Kratos' revised mark-up, among other changes: (i) requested that Kratos have the right to negotiate for a five business day period to improve the terms of the proposed transaction in the event that Herley decided not to recommend the proposed transaction or terminate the definitive agreement in order accept a Superior Proposal (as defined in the Merger Agreement), (ii) proposed a break-up fee to be paid by Herley of four percent of the aggregate transaction consideration in connection with certain events described in the Merger Agreement, (iii) contemplated that Herley's directors and officers enter into tender and voting agreements in connection with the Offer and the Merger, (iv) proposed an expanded definition of Company Material Adverse Effect (as defined in the Merger Agreement), (v) proposed to limit the mandatory obligation of the Purchaser to extend the expiration date of the Offer until the final termination date if conditions to the Offer were not then satisfied, (vi) proposed to remove the right for Herley to terminate the Merger Agreement if Kratos failed to commence the Offer or accept the Shares tendered in the Offer in accordance with the Merger Agreement, (vii) proposed to expand the circumstances under which a termination fee would be payable, including during the 12-month period following the termination of the Merger Agreement in the event that Herley was acquired pursuant to an alternative transaction, (viii) proposed to remove the provision that any payment of a termination fee would be Kratos' sole and exclusive remedy under the Merger Agreement and (ix) proposed various additional conditions to the consummation of the Offer, including the receipt of various consents and the absence of various third party actions and related events in connection with an alternative transaction. Kratos also requested that it be granted the exclusive right to negotiate a transaction with Herley through February 28, 2011 and that, in exchange for such exclusivity, Kratos would be willing to provide Herley with a $2 million exclusivity payment (the "Exclusivity Payment") which would be credited to the purchase price if the Merger was consummated and would otherwise only be refundable under limited circumstances, including if Herley terminated the exclusivity agreement with Kratos to pursue an alternative transaction.

        On the evening of January 17, 2011, Blank Rome LLP ("Blank Rome"), Herley's M&A counsel in connection with Herley's Board of Directors' process to review the possible sale of Herley, circulated to

Paul Hastings an initial draft exclusivity agreement. In addition to providing Kratos with an exclusive negotiating period, the draft exclusivity agreement contemplated that Kratos confirm to Herley that no financing condition, including that which may arise due to any conditions contained in a commitment letter to be entered into by Kratos or its affiliates with potential financing sources, would be contained or reflected in any definitive agreement relating to the Offer and the Merger. The draft exclusivity agreement also contemplated that Herley would have the right to terminate such agreement, in connection with an unsolicited tender or exchange offer or business combination or other alternative transaction, if Herley's Board of Directors determined in good faith, after consultation with its advisors, that compliance with the terms of the exclusivity agreement would cause it to violate its fiduciary duties or applicable laws. In addition, the draft exclusivity agreement contemplated, as had been already discussed between Herley and Kratos, that Kratos, in exchange for being granted exclusivity, would provide Herley with the Exclusivity Payment that would be credited to the purchase price for Herley if the Merger was consummated and would otherwise only be refundable under limited circumstances, including, if Herley terminated the exclusivity agreement with Kratos to pursue an alternative transaction.

        Concurrently with providing Paul Hastings with an initial draft exclusivity agreement, Blank Rome provided Paul Hastings with various comments to Kratos' most recent indication of interest and the Merger Agreement markup that had been provided and indicated that various issues in the indication of interest and Merger Agreement needed to be addressed prior to the execution of any exclusivity agreement, including, but not limited to: (i) that Kratos confirm that the only transaction structure contemplated is a two-step tender offer followed by a back-end merger as opposed to a one-step merger transaction, (ii) that Kratos confirm various matters with respect to its financing of the Offer and the Merger, including agreeing to provide Herley with copies of all financing commitment letters by a certain date and indicate what lender approvals Kratos would be required to obtain in connection with the Offer and the Merger, (iii) that Kratos confirm when it expected to complete all of its legal and business due diligence, (iv) that Kratos provide Herley with a detailed list of all open due diligence areas and materials that need to be provided or uploaded to the electronic data room, (v) that no employment agreements or acceptances of employee offer letters can be a condition to signing or closing of the Offer and the Merger; nor will Herley agree to any language suggesting that it has any obligation or duty, best efforts or otherwise, to facilitate such agreements or acceptances, (vi) that no tender and/or voting agreements would be sought in connection with the Offer and the Merger, (vii) that the definition of Company Material Adverse Effect be revised to include a number of the exceptions that Kratos had sought to remove such as excluding any items that are included on Herley's disclosure schedules, (viii) that, unless the Merger Agreement was terminated in accordance with its terms, the Purchaser would have a mandatory obligation to extend the expiration date of the Offer until the final termination date if conditions to the Offer were not then satisfied, (ix) that Herley would have the right to terminate the Merger Agreement if Kratos failed to commence the Offer or accept the Shares tendered in the Offer in accordance with the Merger Agreement; (x) that no termination fee would be payable during a "tail period" unless the Acquisition Proposal (as defined in the Merger Agreement) was publicly disclosed prior to the termination of the Merger Agreement and (xi) that any payment of a termination fee would be Kratos' sole and exclusive remedy under the Merger Agreement.

        On January 18, 2011, the respective counsel for Herley and Kratos, Blank Rome and Paul Hastings, held a telephone conference to discuss and negotiate the terms of the exclusivity agreement and the indication of interest. During the course of the call, the respective counsel also discussed and negotiated the various issues that Herley had with the most recent indication of interest that had been provided by Kratos, as discussed above, and discussed and negotiated various provisions of the draft Merger Agreement that had been provided by Kratos that Herley was requiring be resolved before it was prepared to grant Kratos exclusivity. Later that day and continuing the following day, January 19, 2011, Blank Rome and Paul Hastings exchanged various additional drafts of the exclusivity agreement and the indication of interest and held a number of telephone conference calls to discuss and negotiate the provisions of these two documents. During the course of these negotiations, Kratos indicated that it would not seek an exclusivity period longer than 30 days.

        On January 19, 2011, Herley and Kratos executed the Exclusivity Agreement which provided for exclusivity through the close of business, New York time, on February 19, 2011. In addition, Herley countersigned the final indication of interest that had been agreed to by Herley and Kratos. As countersigned, the final indication of interest continued to contemplate the acquisition of Herley by Kratos for $19.00 per Share in an all-cash tender offer. Among other revisions requested by Herley and agreed to by Kratos, it also confirmed that (i) no employment agreements or acceptances of employee offer letters would be a condition to signing or closing of the Offer and the Merger; (ii) Kratos expected to complete its due diligence by February 8, 2011; (iii) Kratos' most recent mark-up of the draft Merger Agreement reflected substantially all of its comments and Kratos was not contemplating any additional conditions being proposed to the consummation of the Offer; (iv) Kratos would deliver to Herley a final draft of its financing commitment letter no later than January 28, 2011; and (v) Kratos would deliver to Herley within 48 hours a detailed due diligence request list containing all items that it needed to review to finalize its due diligence review of Herley.

        On January 20, 2011, Kratos circulated to Herley the detailed due diligence request list that it committed to provide in the countersigned indication of interest.

        On January 25, 2011, Blank Rome distributed to Paul Hastings a revised draft of the Merger Agreement containing revisions proposed on behalf of Herley.

        On January 26, 2011, Blank Rome, Blakinger, Byler & Thomas, P.C. ("Blakinger, Byler & Thomas"), Herley's outside general counsel, and Paul Hastings held a telephonic meeting to discuss the terms of the revised draft of the Merger Agreement.

        On January 27, 2011, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder LLP ("Barley Snyder"), Herley's securities counsel, a revised draft of the Merger Agreement containing revisions proposed on behalf of Kratos.

        On the afternoon of January 28, 2011, Blank Rome, Blakinger, Byler & Thomas, and Paul Hastings held a telephonic meeting to discuss and negotiate various provisions of the revised draft of the Merger Agreement.

        Between January 19, 2011 and January 28, 2011, Kratos negotiated with Jefferies and/or one or more of its affiliates the terms of a commitment letter for 100 percent of the purchase price of Herley and related expenses. On the evening of January 28, 2011, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder a final draft of the commitment letter that Kratos would be executing with Jefferies to provide debt financing for the Offer and the Merger.

        On January 30, 2011, Blank Rome distributed to Paul Hastings a revised draft of the Merger Agreement containing revisions proposed on behalf of Herley.

        On January 31, 2011, the Board of Directors of Kratos held a board meeting to review, with the assistance of its legal and financial advisors, various aspects of the acquisition of Herley and the related financing arrangements. The Board of Directors authorized management to proceed with the Herley acquisition and approved various related transactions required in order for Kratos to finalize the acquisition.

        On the afternoon of January 31, 2011, Blank Rome, Blakinger, Byler & Thomas, and Paul Hastings held a telephonic meeting to discuss and negotiate various provisions of the revised Merger Agreement.

        On February 1, 2011, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder a revised draft of the Merger Agreement containing revisions proposed on behalf of Kratos.

        On February 3, 2011, Blank Rome, Blakinger, Byler & Thomas, and Paul Hastings held a telephonic meeting to discuss the terms of the revised draft of the Merger Agreement.

        On February 4, 2011, Blank Rome contacted Paul Hastings to continue negotiation of the terms of the Merger Agreement. Following that discussion, Paul Hastings distributed to Blank Rome, Blakinger, Byler & Thomas, and Barley Snyder a revised draft of the Merger Agreement containing revisions proposed on behalf of Kratos.

        On February 5, 2011, Mr. John A. Thonet, Herley's Chairman of the Board of Directors, and Mr. Eric M. DeMarco, Kratos' President & Chief Executive Officer, had a telephone discussion and agreed that the termination fee would be equal to 3.5% of the aggregate transaction value or approximately $9.4 million. They also agreed that the Exclusivity Payment would be returned to Kratos within one business day of the earlier to occur of (a) the Acceptance Date (as defined in the Merger Agreement) and (b) the termination of the Merger Agreement by (i) Kratos in the event of a Company Material Adverse Effect, a Board Recommendation Change (as defined in the Merger Agreement) or a material breach of the Merger Agreement by Herley; or (ii) Herley accepting a Superior Proposal.

        Also, on February 5, 2011, Blank Rome and Paul Hastings discussed the date by which the tender offer must be commenced and agreed, on behalf of Herley and Kratos, respectively, that the tender offer would be commenced no later than February 25, 2011. During the remainder of the day and continuing through February 6, 2011, Herley and Kratos, acting through their respective counsel, negotiated the remaining terms of the Merger Agreement.

        After such negotiations, on the morning of February 7, 2011, at a telephonic meeting of the Board of Directors of Kratos, the Board of Directors of Kratos received the opinion of Oppenheimer & Co. to the effect that the consideration paid by Kratos for the acquisition of Herley is fair to Kratos from a financial point of view, and the Board of Directors of Kratos unanimously approved the Merger Agreement and the related transactions. On February 7, 2011, in connection with entering into the Merger Agreement, Kratos entered into a commitment letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide debt financing of up to an aggregate of $307.5 million for the acquisition of Herley, subject to reduction on a dollar-for-dollar basis by the amount of net proceeds raised on the Equity Offering (provided that the maximum amount of any such reduction could not exceed $40 million).

        On the afternoon of February 7, 2011, the Merger Agreement was executed by Herley, Kratos and the Purchaser. Thereafter, following the closing of trading on NASDAQ that day, Herley and Kratos issued separate press releases announcing that the parties had entered into the Merger Agreement. On the same day, Kratos issued a press release that it was conducting a public offering of its Kratos Shares. The public offering of Kratos Shares was subsequently completed, and Kratos received net proceeds of approximately $61 million therefrom, thereby reducing the amount of the Notes Offering Commitment to $267.5 million.

Other Past Contacts, Negotiations or Agreements.

Employment Agreements.

        Kratos has recognized the need for employment agreements with certain existing employees of Herley. At the request of Kratos, each of Wayne Armstrong, currently the President and General Manager of a subsidiary of Herley, John McClay, currently the General Manager of Herley dba Herley New England, and Ed Weatherwax, currently the President and General Manager of a subsidiary of Herley, entered into an employment agreement with Kratos on February 15, 2011, February 14, 2011, and February 10, 2011, respectively (collectively, the "U.S. Employment Agreements") and Yonah Adelman, currently a Senior Vice President of Herley and General Manager of a subsidiary of Herley, entered into an employment agreement with Kratos on February 22, 2011 (the "Adelman Employment Agreement" and, together with the U.S. Employment Agreements, the "Employment Agreements").

The Employment Agreements, which are effective and contingent upon the consummation of the Merger, contain terms (as described in greater detail below) relating to the employment of Messrs. Adelman, Armstrong, McClay and Weatherwax following the effective time of the Merger (the "Effective Time") and continuing until December 31, 2014 (subject to early termination and renewal).

        Base Salary.    Pursuant to the Employment Agreements, each of Messrs. Adelman, Armstrong, McClay and Weatherwax will receive a base salary at an annual rate of $300,000, $213,208, $220,064 and $228,132, respectively.

        Incentive Compensation.    Pursuant to the Employment Agreements, each of Messrs. Adelman, Armstrong, McClay and Weatherwax may receive annually, in the sole discretion of Kratos and taking into account certain performance goals and results, up to 50%, 35%, 35% and 35%, respectively, of his base salary as incentive compensation.

        Restricted Stock Awards.    Pursuant to the Employment Agreements, at the Effective Time, each of Messrs. Adelman, Armstrong, McClay and Weatherwax will be awarded restricted stock units related to Kratos Shares, in the amounts of 10,000, 10,000, 10,000 and 10,000, respectively. Pursuant to the Employment Agreements, the restrictions on each such restricted stock unit will vest at the rate of one-fifth per year over five years with the first vesting occurring on the one-year anniversary of the Effective Time.

        Without Cause Termination Benefits.    The U.S. Employment Agreements provide that each of Messrs. Armstrong, McClay and Weatherwax will be entitled to receive the following benefits if terminated without cause: (i) any base salary accrued through the date of termination, (ii) any accrued but unused paid time off, (iii) continued payment of base salary for 12 months, (iv) any incentive compensation accrued but not yet paid and (v) continued medical and dental benefits under COBRA at the then current employee contribution rate for him and his eligible family members for 12 months, provided that he elects to continue and remains eligible for benefits under COBRA and does not become eligible for health coverage through another employer during such 12 months.

        Change of Control Termination Benefits.    The U.S. Employment Agreements provide that each of Messrs. Armstrong, McClay and Weatherwax will be entitled to receive the following benefits if he is terminated without cause upon a change of control of Kratos or if a change of control of Kratos occurs and without his written consent his responsibilities are reduced in scope, level or nature, his compensation is reduced, the number or level of his staff is materially reduced (other than as a pro-rata share of any company-wide reduction) or his principal place of employment is relocated beyond 30 miles from its current location (each, a "Change of Control Trigger"): (i) any base salary accrued through the date of termination, (ii) any accrued but unused vacation time, (iii) continued payment of base salary for 12 months, (iv) any incentive compensation earned as of the date of termination and (v) continued medical and dental benefits at the then current employee contribution rate for him and his eligible family members for 12 months. The Adelman Employment Agreement provides that in the event of a Change of Control Trigger, Mr. Adelman will be entitled to receive the following benefits: (i) any base salary accrued through the date of termination, (ii) any accrued but unused vacation time and (iii) any incentive compensation earned as of the date of termination. Each of the Employment Agreements provide that in the event of a change of control of Kratos, the vesting of 100% of all stock options, stock appreciation rights, restricted stock units and any other equity awards granted under Kratos' equity incentive plans shall accelerate to the extent permissible by law.

        Noninterference Provisions.    The Employment Agreements contain customary provisions restricting each of Messrs. Adelman, Armstrong, McClay and Weatherwax, for a period of 12 months following his separation from Kratos, from: (i) directly or indirectly contacting or engaging in discussions with Kratos' or its affiliates' customers or prospective customers for the purpose of, or in a way reasonably likely to result in, diverting or taking away business from Kratos or otherwise interfering or damaging

Kratos' relationship with its customers or prospective customers, (ii) soliciting or otherwise inducing Kratos' employees, consultants or independent contractors to terminate or breach an employment or other contractual relationship with Kratos or to leave Kratos' employ for a position involving work in direct competition with Kratos or (iii) making disparaging comments about Kratos or any of Kratos' affiliates.

        Rule 14d-10 Matters.    The Employment Agreements were approved by the compensation committee of Kratos' board of directors in accordance with Rule 14d-10(d) of the Exchange Act.

Additional Offers of Employment.

        Kratos has also made offers of employment and is currently in discussions regarding employment agreements with Howard Eckstein, currently a Senior Vice President of Herley and General Manager of Herley dba Herley-Lancaster and Richard Poirier, currently the President and Chief Executive Officer of Herley.

12.    Purpose of the Offer; Plans for Herley; Other Matters

        Purpose of the Offer.    The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, Herley. The Offer is being made according to the Merger Agreement and is intended as a first step for the Purchaser to complete the acquisition of Herley. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition by the Purchaser of all issued and outstanding Shares.

        If the Merger is completed, the Purchaser, an indirect wholly-owned subsidiary of Kratos, will own 100% of the equity interests in Herley, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Herley and entitlement to any increase in its value. Similarly, the Purchaser would also bear the risk of any losses incurred in the operation of Herley and any decrease in the value of Herley.

        Herley stockholders who sell their Shares in the Offer will cease to have any equity interest in Herley and to participate in any future growth in Herley. If the Merger is completed, the current stockholders of Herley will no longer have an equity interest in Herley and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly perfect their appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—"The Merger Agreement; Other Agreements." Similarly, the current stockholders of Herley will not bear the risk of any decrease in the value of Herley after selling their Shares in the Offer or the Merger. Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to the fair value under Section 262 of the DGCL.

        Plans for Herley.    Except as disclosed in this Offer to Purchase, neither Kratos nor the Purchaser has any present plan or proposal that would result in the acquisition by any person of additional securities of Herley, the disposition of securities of Herley, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Herley or its subsidiaries, or the sale or transfer of a material amount of assets of Herley or its subsidiaries. After the purchase of the Shares in the Offer, Kratos will be entitled to designate its representatives to the board of directors of Herley in proportion to the Purchaser's ownership of the outstanding Shares, as described below under the caption "Herley's Board of Directors" in Section 13—"The Merger Agreement; Other Agreements." After completion of the Offer and the Merger, Herley will be an indirect wholly-owned subsidiary of Kratos. After completion of the Offer and the Merger, the reconstituted Herley Board of Directors expects to work with Herley's management to evaluate and review Herley and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate Herley into Kratos' business units and market units. As a result of this review and integration, it is possible that Kratos could implement changes to Herley's business or capitalization that could involve consolidating and streamlining certain operations and reorganizing or disposing of other businesses and operations. Kratos and, after completion of the Offer and the Merger, the reconstituted Herley Board of Directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

        Stockholder Approval.    Under the DGCL, the approvals of the Boards of Directors of the Purchaser and Herley are required for approval of the Merger Agreement and completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt the Merger Agreement, unless the "short-form" merger procedure described below is available. Herley has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Herley and completion by Herley of the Merger have been duly authorized by all necessary corporate action on the part of Herley, subject to the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. Herley has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment and pays for Shares tendered in the Offer, and after the expiration of any Subsequent Offering Period, Herley has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as soon as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer. Kratos has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of Kratos' other subsidiaries and affiliates in favor of the adoption of the Merger Agreement and approval of the Merger.

        Short-Form Merger.    Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a "Short-Form Merger"). In the event that Kratos, the Purchaser and their affiliates acquire in the aggregate at least 90% of each class and series of capital stock of Herley in the Offer, in a Subsequent Offering Period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of Herley, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer and after expiration of any Subsequent Offering Period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Purchaser could also seek to purchase additional Shares in the open market or otherwise to permit the Purchaser to complete a Short-Form Merger.

        Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Herley and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

        Appraisal Rights.    Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is completed, holders of the Shares immediately prior to the time the Merger is completed will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting Herley stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be higher or lower than the price per Share to be paid in the Merger.

        The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest and less any applicable withholding taxes.

13.    The Merger Agreement; Other Agreements

Merger Agreement.

        The following summary of certain provisions of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Merger Agreement itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—"Certain Information Concerning Kratos and the Purchaser." You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Offer and the Merger.

        The Offer.    The Merger Agreement required the Purchaser to commence the Offer contemplated by this Offer to Purchase, no later than February 25, 2011. The Merger Agreement provides that the Offer will be conducted on the terms and subject to the conditions described in Section 1—"Terms of the Offer" and Section 14—"Conditions of the Offer."

        Without Herley's prior written consent, the Purchaser is not permitted to: (i) change or waive the Minimum Condition, (ii) change the form of consideration payable in the Offer, (iii) reduce the Offer Price, (iv) decrease the number of Shares sought to be purchased by the Purchaser in the Offer, (v) amend, modify or supplement any of the terms of the Offer or conditions to the Offer (which are described in Section 14—"Conditions of the Offer") in a manner materially adverse to the Herley stockholders or (vi) extend or otherwise change the Expiration Time other than as required or permitted by the Merger Agreement.

        Subject to the terms of the Merger Agreement and applicable law, if at the Expiration Time any of the conditions to the Offer have not been satisfied, the Purchaser will extend the Offer for successive periods of up to five business days, or such longer period of time consented to by Herley, until June 30, 2011.

        After purchasing Shares in the Offer, the Purchaser may provide a Subsequent Offering Period lasting between three and 20 business days in the aggregate.

        Herley's Board of Directors.    The Merger Agreement provides that, after the Purchaser deposits with the Depositary cash sufficient to pay the total Offer Price for all Shares validly tendered in the Offer which represent at least a majority of the Shares, and at all times thereafter, Kratos is entitled to designate a number of directors, rounded up to the next whole number, to the Board of Directors of Herley that is equal to:

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  the total number of directors on Herley's board of directors (after giving effect to the directors elected or designated by Kratos), multiplied by

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  the percentage that the number of Shares beneficially owned by Kratos, the Purchaser and any of their affiliates, in the aggregate, bears to the total number of Shares then outstanding.

        If Kratos designates any such director designees, Herley has agreed to take certain actions necessary to enable Kratos' designees to be elected to Herley's Board of Directors, including using reasonable efforts to secure the resignation of other directors and/or increasing the size of Herley's Board of Directors, subject to the terms of Herley's certificate of incorporation and bylaws. Herley has also agreed to cause the Purchaser's designees to constitute the same percentage of each committee of Herley's board of directors as the Purchaser controls on Herley's Board of Directors, other than any committee established to take action under the Merger Agreement.

        Notwithstanding Kratos' right to designate members to Herley's Board of Directors, until the Merger is completed, the Purchaser and Kratos have agreed that at least three current Herley Board members or their successors will continue to serve on the Herley Board of Directors until completion of the Merger. These remaining directors are referred to as the "Continuing Directors." The approval of a majority of the Continuing Directors is required for Herley to:

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  authorize any contract between Herley and any of its subsidiaries, on the one hand, and Kratos, the Purchaser and any of their affiliates, on the other hand;

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  amend or terminate the Merger Agreement on behalf of Herley;

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  use or waive any of Herley's rights or remedies under the Merger Agreement;

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  extend the time for performance of any of the obligations of Kratos or the Purchaser;

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  amend Herley's certificate of incorporation or bylaws if such action would adversely affect Herley's stockholders;

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  take any other action with respect to the Merger Agreement, the Offer or the Merger required to be taken by Herley's Board of Directors; or

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  take any other action adversely affecting the rights of Herley's stockholders.

        The Merger.    The Merger Agreement provides that when the Merger is completed:

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  the Purchaser will be merged with and into Herley and the Purchaser will cease to exist;

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  Herley will be the surviving corporation in the Merger;

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  the certificate of incorporation and bylaws of Herley will be amended and restated as specified in the Merger Agreement;

  •
  the directors of the Purchaser will become the directors of Herley;

  •
  the existing officers of Herley will continue to serve as officers of Herley after the Merger;

  •
  all Shares held in treasury of Herley and all Shares owned by Kratos, the Purchaser or any of their wholly-owned subsidiaries will be cancelled without consideration paid in exchange;

  •
  all other outstanding Shares (including any Shares subject to any repurchase right in favor of Herley, but excluding any Shares entitled to appraisal rights) will be cancelled and converted into the right to receive the Offer Price; and

  •
  the Purchaser's common stock will be converted into the new common stock of Herley as the surviving corporation.

        After the Merger is completed, the stock transfer books of Herley will be closed with respect to Shares.

        Conditions to the Merger.    The obligations of Kratos, the Purchaser and Herley to complete the Merger are subject to the satisfaction of the following conditions:

  •
  the adoption of the Merger Agreement by stockholders holding a majority of Herley's outstanding Shares, if required by applicable law;

  •
  the absence of any law, order or injunction preventing the Merger;

  •
  the absence of any pending or threatened lawsuit by a governmental entity against Herley or Kratos that seeks to prohibit the Merger; and

  •
  the purchase of the Shares pursuant to the Offer.

        Subject to applicable law, the conditions above may be waived in whole or in part by Kratos, the Purchaser or Herley.

        Top-Up Option.    Pursuant to the Merger Agreement, Herley has granted the Purchaser an option to purchase that number of newly-issued or treasury Shares equal to the amount of Shares needed to give Kratos and the Purchaser, in the aggregate, ownership of one Share more than 90% of the outstanding Shares on a fully-diluted basis (as defined in the Merger Agreement), after giving effect to the issuance of such Shares (the "Top-Up Option"), provided that the number of Shares that may be issued pursuant to the Top-Up Option may not exceed the aggregate number of Shares held as treasury Shares by Herley and the number of Shares Herley is authorized to issue under its certificate of incorporation that are not issued and outstanding, not reserved for issuance and are issuable without approval of Herley's stockholders.

        The Purchaser will pay Herley the Offer Price for each share acquired upon exercise of the Top-Up Option. The exercise price for the Top-Up Option is to be paid either in cash or by delivery of a promissory note, bearing simple interest at 5% per annum, made by the Purchaser and due and payable within one year.

        The Top-Up Option is exercisable only once, in whole and not in part, if Kratos and the Purchaser, in the aggregate, hold more than a majority of the outstanding Shares before such exercise and would hold one Share more than 90% of the outstanding Shares after such exercise. The Purchaser may not exercise the Top-Up Option after the Merger is completed or if the Merger Agreement is validly terminated.

        The purpose of the Top-Up Option is to permit Kratos to complete the Merger without a special meeting of Herley's stockholders under the "short-form" merger provisions of Delaware law.

        Treatment of Options.    The Merger Agreement provides that each option to purchase Shares (a "Company Option") outstanding immediately before the Merger is completed (whether or not vested or exercisable), will become fully vested and exercisable in accordance with its terms. Pursuant to the Merger Agreement, if a holder of a Company Option so elects in writing, each Company Option (whether or not vested or exercisable) that has a per share exercise price that is less than the Offer Price will be cancelled and represent the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the excess of the Offer Price over the per share exercise price of the Company Option for each share subject to the Company Option (such amount to be paid no later than five business days following the Merger). At the time of the Merger, each Company Option that has a per share exercise price that is more than the Offer Price (or each Company Option that has a per share exercise price that is less than the Offer Price if the holder of the Company Option does not elect for such Company Option to be treated as described in the preceding sentence), will be assumed by Kratos and converted into a fully-vested and exercisable option to acquire shares of Kratos Shares (the "Assumed Option"). Each Assumed Option will have the same terms and conditions as the original Company Option, except that the exercise price and number of Kratos Shares subject to each Assumed Option will be adjusted as follows: each Assumed Option will be exercisable for the number of Kratos Shares rounded down to the nearest whole share, determined by multiplying the number of Shares subject to Company Options immediately prior to the Effective Time by 1.3495. The exercise price per Kratos Share subject to each such converted Company Option will be equal to the per share exercise price for Shares otherwise purchasable pursuant to such Company Option divided by 1.3495, rounded up to the nearest whole cent.

        Treatment of Restricted Stock.    The Merger Agreement provides that each share of restricted stock issued and outstanding under any Herley compensation plan or arrangement will be cancelled at the Effective Time in exchange for the Offer Price.

        Stockholders' Meeting; Merger Without a Meeting of Stockholders.    If Kratos, the Purchaser and any of their affiliates collectively hold at least 90% of the outstanding Shares at any time after the Purchaser first accepts Shares for payment in the Offer, Kratos will take all action necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of Herley's stockholders pursuant to the DGCL.

        However, if the approval of Herley's stockholders is required to complete the Merger, Herley has agreed to hold a special meeting of its stockholders to obtain such approval, cause a definitive proxy statement for the special meeting to be mailed to Herley's stockholders and use its commercially reasonable efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement.

        If required, Herley has also agreed to prepare and file with the SEC a proxy statement with respect to the special meeting after completion of the Offer and after any Subsequent Offering Period and any exercise of the Top-Up Option. The Merger Agreement requires Kratos, the Purchaser and any of their subsidiaries and affiliates to vote all of their Shares in favor of the adoption of the Merger Agreement.

        Representations and Warranties.    The Merger Agreement contains representations and warranties made by Herley to Kratos and the Purchaser and representations and warranties made by Kratos and the Purchaser to Herley. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

        In the Merger Agreement, Herley has made customary representations and warranties to Kratos and the Purchaser with respect to, among other things:

  •
  corporate matters related to Herley and its subsidiaries, such as organization, standing, power and authority;

  •
  its capitalization;

  •
  the corporate authority to execute and deliver the Merger Agreement;

  •
  consents, approvals and the absence of violations of laws, governance documents or agreements;

  •
  financial statements and public SEC filings;

  •
  the absence of any events that have had a material adverse effect on Herley;

  •
  litigation;

  •
  the information contained in the Solicitation/Recommendation Statement filed on Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

  •
  taxes;

  •
  employee benefit plans, labor and ERISA matters;

  •
  environmental matters;

  •
  title to properties and the absence of certain encumbrances;

  •
  the absence of undisclosed liabilities;

  •
  intellectual property;

  •
  compliance with laws and orders;

  •
  export and import controls;

  •
  material contracts;

  •
  permits;

  •
  insurance;

  •
  transactions with affiliates;

  •
  the absence of certain unlawful payments;

  •
  brokers and finders;

  •
  the opinion of its financial advisor; and

  •
  the inapplicability of state takeover statutes to the Offer or the Merger.

        In the Merger Agreement, Kratos and the Purchaser have made customary representations and warranties to Herley with respect to, among other things:

  •
  corporate matters, such as organization and standing;

  •
  the corporate authority to execute and deliver the Merger Agreement;

  •
  consents, approvals and the absence of violations of laws, governance documents or agreements;

  •
  litigation;

  •
  the information contained in this Offer to Purchase, and any proxy statement relating to a special meeting concerning the Merger;

  •
  suspension or disbarment from participation in the award of contracts with the U.S. government;

  •
  independent investigation of Herley by Kratos and Purchaser;

  •
  the sufficiency of funds to pay for the Offer and the Merger and matters relating to the Commitment Letters and the debt financing;

  •
  brokers and finders;

  •
  matters relating to state takeover statutes;

  •
  solvency; and

  •
  the absence of contracts between Kratos and Herley's management or directors.

        The representations and warranties contained in the Merger Agreement expire upon the earlier of the Effective Time or termination of the Merger Agreement.

        Interim Operations; Covenants.    Except as required by the terms of the Merger Agreement or applicable law or agreed to in writing by Kratos, from February 7, 2011 until the earlier of the termination of the Merger Agreement or the time when the Purchaser's designees have been elected to and constitute a majority of Herley's Board of Directors, Herley has agreed that it will and will cause its subsidiaries to use commercially reasonable efforts to conduct their operations in all material respects in the ordinary course of business consistent with past practice and in compliance with all applicable laws and material contracts.

        In addition, except as required by the terms of the Merger Agreement, as required by applicable laws, or agreed to in writing by Kratos, from February 7, 2011 until the earlier of the termination of the Merger Agreement or the time when Kratos' designees have been elected to and constitute a majority of Herley's Board of Directors, Herley will not, and will cause its subsidiaries not to, among other things and subject to certain exceptions set forth in the Merger Agreement:

  •
  issue shares of, or securities convertible into or exchangeable for, or grant any options or rights to acquire, any Shares, except that Herley may issue Shares upon the exercise of outstanding options or the lapsing of forfeiture restrictions on outstanding restricted stock;

  •
  redeem, repurchase or acquire any Shares or offer to do so;

  •
  split, combine, subdivide or reclassify any of its capital stock;

  •
  declare, set aside or pay any dividend with respect to Herley's capital stock;

  •
  adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Herley;

  •
  amend the governing documents of Herley or any of its subsidiaries;

  •
  establish, amend or extend any Herley employee benefit plan;

  •
  change any methods of accounting or accounting practices in any material respect;

  •
  acquire any equity interests in or business of any person;

  •
  sell, lease, license or otherwise dispose of assets in excess of $100,000, other than sales of inventory in the ordinary course of business consistent with past practice;

  •
  encumber any properties or assets;

  •
  make or change any material tax election, settle any material tax liability, change its fiscal year, change its method of tax accounting or file a material amendment to a tax return;

  •
  incur any indebtedness or guarantee any indebtedness, subject to specified exceptions;

  •
  make any capital expenditures in excess of $1,000,000 in the aggregate, except those contemplated in current capital expenditure budgets;

  •
  settle or compromise legal proceedings, subject to specified exceptions;

  •
  enter into any material contract if consummation of the Offer or the Merger would result in a breach of such contract or result in the loss of material benefits or give rise to additional rights under such contract; or

  •
  commit or agree to do any of the things described above.

        No Solicitation; Unsolicited Proposals.    From February 7, 2011 until the Effective Time or, if earlier, the valid termination of the Merger Agreement, Herley has agreed that: (i) it will not and will cause its officers, directors and representatives not to and (ii) it will cause its subsidiaries and their respective officers, directors and representatives not to:

  •
  solicit, initiate, knowingly encourage or knowingly facilitate, directly or indirectly, the submission of an Acquisition Proposal (as defined below) by a third party or take any action that would reasonably be expected to result in an Acquisition Proposal from a third party;

  •
  directly or indirectly participate in discussions or negotiations with any person with respect to an Acquisition Proposal;

  •
  furnish to any person any non-public information relating to Herley in response to or in connection with an Acquisition Proposal; or

  •
  enter into any agreement with respect to any Acquisition Proposal.

        As an exception to the restrictions described above, Herley may engage or participate in discussions or negotiations with a person and its representatives, and provide confidential information with respect to Herley to such person pursuant to a confidentiality agreement that is a least as favorable to Herley as the confidentiality agreement between Herley and Kratos, if:

  •
  that person has made an Acquisition Proposal that Herley's board of directors or a committee thereof determines in good faith after consulting with its outside legal counsel and financial advisors constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below);

  •
  Herley received the Acquisition Proposal other than as a result of a breach or violation of the no solicitation provisions of the Merger Agreement as described in "—No Solicitation; Unsolicited Proposals" above;

  •
  the Herley board of directors or a committee thereof has determined in good faith, after consulting with its outside legal counsel, that the failure to engage or participate in such discussions or negotiations would reasonably be expected to be a breach of its fiduciary obligations to Herley's stockholders; and

  •
  contemporaneously with furnishing any confidential information to such person, Herley furnishes such confidential information to Kratos (to the extent such information has not been previously furnished by Herley to Kratos).

        Herley may release any person from, or waive any provision of, any confidentiality agreement to which Herley is a party for the sole purpose of allowing such person to submit an Acquisition Proposal that Herley's Board of Directors or a committee thereof determines in good faith is reasonably likely to lead to a Superior Proposal if Herley's Board of Directors or a committee thereof determines in good faith that a failure to do so would reasonably be expected to be a breach of its fiduciary obligations to Herley's stockholders under applicable law.

        An "Acquisition Proposal" is any proposal, offer or indication of interest (other than an offer, proposal or indication of interest made or submitted by Kratos or the Purchaser) to acquire beneficial ownership of more than 20% of the assets of Herley and its subsidiaries (or assets constituting more than 20% of the consolidated net revenues or net income of Herley and its subsidiaries), taken as a whole, or 20% or more of any class of equity securities of Herley pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions.

        A "Superior Proposal" is an unsolicited bona fide written proposal to purchase all Shares that Herley's Board of Directors in its good faith judgment has concluded, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, taking into account, among other things, the terms and conditions of such proposal and the Offer including any changes to the terms of the Offer proposed by Kratos, the expected timing and likelihood of consummation, any governmental, regulatory and other approval requirements and any terms relating to break-up fees and expense reimbursement, is more favorable to Herley's stockholders from a financial point of view than the Offer and the Merger. To be a Superior Proposal, such proposal must not be less reasonably capable of being consummated on the terms proposed than the Offer and the Merger, and any financing required to complete the transaction contemplated by such proposal must be as committed as the financing of Kratos on February 7, 2011 and reasonably capable of being obtained by such third party.

        Herley has also agreed to promptly, and in all cases within 48 hours of its receipt, advise Kratos orally and in writing of the receipt by Herley of any Acquisition Proposal, including the material terms and conditions of such Acquisition Proposal and the identity of the person or group making the Acquisition Proposal. Herley will keep Kratos informed of the status of, and any material changes or proposed changes in the terms and conditions of, any such Acquisition Proposal.

        Herley also agreed to promptly request each person that has executed a confidentiality agreement since February 7, 2010 in connection with its consideration of a possible Acquisition Transaction or equity investment in Herley to return or destroy all confidential information previously furnished to such person by or on behalf of Herley, subject to the terms of the applicable confidentiality agreement.

        Herley may not enter into any agreement (other than a confidentiality agreement) with respect to a Superior Proposal unless concurrently with the termination of the Merger Agreement Herley pays any amounts due to Kratos under the termination fee provisions of the Merger Agreement described below and Herley complies with the terms and procedures described above and below under "—Company Recommendation."

        Company Recommendation.    Herley's Board of Directors agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required to complete the Merger, adopt the Merger Agreement in accordance with the applicable provisions of DGCL. This is referred to as the "Company Recommendation." Herley's Board of Directors also agreed to include the Company Recommendation in the Schedule 14D-9.

        Subject to the provisions described below, the Merger Agreement provides that neither Herley's board of directors nor any committee thereof will:

  (1)
  withdraw or modify in a manner adverse to Kratos the Company Recommendation;

  (2)
  approve or recommend any Acquisition Proposal or recommend against the adoption of the Merger Agreement by Herley's stockholders; or

  (3)
  fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten business days after the commencement of such Acquisition Proposal.

        The actions described in the foregoing clauses (1) through (3) are referred to in this Offer to Purchase as a "Board Recommendation Change."

        Notwithstanding the foregoing provisions, at any time before the first time the Purchaser accepts Shares for payment in the Offer, Herley's Board of Directors may effect a Board Recommendation Change if:

  •
  Herley's Board of Directors has received an Acquisition Proposal that it determines in good faith (after consultation with outside legal and financial advisors) constitutes a Superior Proposal and (after consultation with outside legal counsel) the failure to take such action would reasonably be expected to be a breach of its fiduciary duties; provided that:

  •
  Herley has complied in all material respects with the no solicitation and board recommendation provisions of the Merger Agreement as described in the "—No Solicitation; Unsolicited Proposals" and "—Company Recommendation" sections above in connection with the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal;

  •
  Herley has given Kratos at least three business days' notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and provided Kratos with a copy of the relevant proposed agreement and other material documents with the party making such Superior Proposal;

  •
  if requested by Kratos, Herley has negotiated in good faith with Kratos during such three business day period to enable Kratos to propose changes to the terms of the Merger Agreement that would cause such Superior Proposal to no longer constitute a Superior Proposal;

  •
  Herley's board of directors has considered in good faith (after consultation with outside legal and financial advisors) any changes to the Merger Agreement proposed by Kratos and determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect; and

  •
  in the event of any material change to the financial or other material terms of such Superior Proposal, Herley has delivered to Kratos an additional notice and copies of the relevant agreement and the three business day notice period will recommence; or

•
a material fact, event, change, development or set of circumstances that was not known by Herley's board of directors prior to February 7, 2011 (an "Intervening Event") has occurred and is continuing; provided that:

•
Herley's board of directors determines in good faith (after consultation with outside legal counsel) that the failure to take such action in light of the Intervening Event would reasonably be expected to be a breach of its fiduciary duties;

•
Herley has given Kratos at least three business days' notice of its intention to take such action and provided Kratos with a written explanation of the basis and rationale for proposing to effect such Board Recommendation Change;

•
if requested by Kratos, Herley has negotiated in good faith with Kratos during such three business day period to enable Kratos to propose changes to the terms of the Merger Agreement that would eliminate the need for Herley's board of directors to effect such Board Recommendation Change;

•
Herley's board of directors has considered in good faith (after consultation with outside legal counsel) any changes to the Merger Agreement proposed by Kratos and determined that the failure to take such action would reasonably be expected to be a breach of its fiduciary duties if such changes were to be given effect; and

•
in the event of any material change to the facts and circumstances relating to such Intervening Event, Herley shall have delivered to Kratos an additional notice and the three business day period will recommence.

        Indemnification and Insurance.    The Merger Agreement provides that Kratos will cause the surviving corporation in the Merger to, among other things:

  •
  fulfill and honor in all respects the obligations of Herley pursuant to the indemnification agreements between Herley and its directors and officers in effect as of the date of the Merger

    Agreement, and maintain in effect all certificate of incorporation and bylaw provisions with respect to indemnification, exculpation and advancement of expenses in favor of current and former directors and officers of Herley, with respect to acts or omissions occurring prior to the Effective Time that are at least as favorable to the present or former directors and officers of Herley as those contained in Herley's governing documents as in effect on the date of the Merger Agreement; and

  •
  maintain for six years after the Effective Time directors' and officers' liability insurance covering those persons who are covered by Herley's directors' and officers' liability insurance policy as of the Effective Time for events occurring prior to the Effective Time on terms and conditions that are, in the aggregate, no less favorable to the insureds than those applicable to the directors and officers of Herley under policies maintained by Herley immediately prior to the Effective Time, as long as the annual premium paid by Herley for such coverage does not exceed 300% of the previous policy's annual premium; provided that Kratos or the surviving corporation may satisfy this obligation by purchasing a "tail" policy with a term of six years from the Effective Time, providing no less favorable coverage than the previous policy.

        Consents and Approvals.    Each of Herley, Kratos and the Purchaser has agreed to: (i) promptly make all filings and submissions required to be made by Herley, Kratos or the Purchaser under the HSR Act and any applicable foreign competition laws with respect to the Offer and the Merger and (ii) use its commercially reasonable efforts to take all other action necessary or appropriate to complete the transactions contemplated by the Merger Agreement. Each of Herley, Kratos and the Purchaser has also agreed to cooperate and use its commercially reasonable efforts to contest any action or proceeding and to have overturned any order that would prevent consummation of the Offer and the Merger, unless Herley or Kratos determines that litigation is not in its best interests.

        In connection with obtaining the receipt of any necessary governmental approvals, Herley has also agreed, at the request of Kratos, to dispose of any of its businesses, product lines or assets provided that such action is conditioned upon consummation of the Offer and the Merger. Kratos has no obligation under the Merger Agreement to dispose of or hold separate any assets or operations, to discontinue offering any product or service or to make any commitment regarding its future operations of Herley.

        Employee Benefits.    Any employee employed by Herley or a Herley subsidiary as of the Effective Time will continue in the employment of Herley or any subsidiary of Herley after the Merger is completed (the "Continuing Employees"). To the extent such employment was "at-will" immediately prior to the Merger, such employment will continue to be at-will and subject to termination at any time for any or no reason. Following the Effective Time, Kratos will provide or cause to be provided to the Continuing Employees employee benefits under either Herley's benefit plans or under Kratos' benefit plans or a combination of both, provided that Kratos may terminate any benefit plan, program or arrangement at any time.

        Kratos has agreed to use its commercially reasonable efforts to cause its third party insurers to provide that each Continuing Employee will receive full credit for service with Herley and its subsidiaries for purposes of eligibility to participate in employee benefit plans and vesting, to the same extent that such service was recognized as of the Effective Time under a comparable plan of Herley and its subsidiaries in which the Continuing Employee participated (but not for purposes of benefit accrual including, but not limited to, under any defined benefit pension plans, special or early retirement programs, window separation programs, or similar plans which may be in effect from time to time), except where the provision of such prior service credit would result in duplication of benefits.

        Kratos has also agreed to, and to use commercially reasonable efforts to cause its third party insurers to: (i) waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any health or welfare benefit plan maintained by Kratos or any of its subsidiaries in which the Continuing Employees (and their eligible dependents) will be eligible to participate after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were not satisfied or waived under the comparable plan of Herley and its subsidiaries in which the Continuing Employee participated and (ii) if a Continuing Employee begins participating in any health benefit plan of Kratos or its subsidiaries during calendar year 2011, to the extent practicable, cause any health benefit plan of Kratos in which the Continuing Employee participates after the Effective Time to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during calendar year 2011 for purposes of satisfying the deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) begin participating.

        Financing.    Kratos must take all reasonable actions to maintain in effect the Commitment Letter and ensure that it will have sufficient liquid funds to perform its obligations under the Merger Agreement. Kratos and the Purchaser have also agreed not to take any action that would interfere with their ability to finance the Offer and the Merger. Herley has agreed to provide all cooperation reasonably required by Kratos or the lenders with respect to the financing transaction contemplated by the Commitment Letter, subject to certain exceptions.

        Access to Information; Confidentiality.    Until completion of the Merger, upon reasonable notice, Herley has agreed, and has agreed to cause its subsidiaries, to give Kratos and its representatives reasonable access, during normal business hours to Herley's representatives, properties and books and records, subject to specified exceptions. All information obtained by Kratos or its representatives is subject to the terms of the Confidentiality Agreement (as defined below in "—Confidentiality Agreement").

        Public Disclosure.    Kratos and Herley must consult with each other and mutually agree upon any press releases or public announcements relating to the Merger and the Offer, subject to specified exceptions.

        Rule 14d-10 Matters.    The Merger Agreement provides for certain agreements on the part of Herley relating to Rule 14d-10 of the Exchange Act and approvals that are required to be made by the compensation committee of Herley's Board of Directors with respect to certain employment compensation arrangements entered into prior to the Expiration Time.

        Section 16 Matters.    The Merger Agreement provides that Herley will take all such reasonable steps as may be required to ensure that the disposition of Shares in the Merger by each individual who is or will be subject to the reporting requirements of Section 16(a) with respect to Herley will be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Termination.    The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time:

  •
  by either Kratos or Herley (which we refer to as "mutual termination rights"):

  •
  by mutual consent of Herley and Kratos at any time before the Effective Time;

  •
  if the Purchaser has not accepted for payment Shares tendered in the Offer on or before June 30, 2011, except that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to fulfill any obligation under the Merger Agreement was the primary cause of the Purchaser's failure to accept for payment Shares tendered in the Offer prior to June 30, 2011; or

  •
  if there is any final, permanent, federal, state, local or foreign law, judgment, or ruling promulgated by any governmental entity that is in effect and that enjoins, restrains, prevents or prohibits completion of the Offer or the Merger, except that the right to terminate the Merger Agreement under this provision is not available to any party whose failure to perform any of its obligations under the Merger Agreement primarily resulted in the law, judgment, or ruling or if such party did not use commercially reasonable efforts to have such law, judgment or ruling lifted.

  •
  by Kratos (which we refer to as "Kratos termination rights"):

  •
  if Herley's board of directors or any committee thereof has effected a Board Recommendation Change;

  •
  if Herley has materially breached certain no solicitation provisions of the Merger Agreement and as a result thereof, Herley shall have received an Acquisition Proposal;

  •
  if, since February 7, 2011, there has been any adverse event which has had or would reasonably be expected to have a material adverse effect on Herley; or

  •
  if there has been a breach of any representation, warranty, or covenant of Herley set forth in the Merger Agreement, which breach results in the conditions described in Section 14—"Conditions of the Offer" not being satisfied, and if the breach cannot be cured by June 30, 2011 or is not cured within 30 days after the delivery of a written notice of such breach by Kratos.

  •
  by Herley (which we refer to as the "Herley termination rights"):

  •
  if Herley's board of directors authorizes Herley to accept or enter into a written agreement for a transaction constituting a Superior Proposal if:

  •
  Herley has complied in all material respects with the no solicitation and board recommendation provisions of the Merger Agreement as described in the "—No Solicitation; Unsolicited Proposals" and "—Company Recommendation" sections above in connection with the Superior Proposal or any Acquisition Proposal that was a precursor to the Superior Proposal;

  •
  Herley's board of directors has effected a Board Recommendation Change in compliance with the board recommendation provisions of the Merger Agreement as described in the "—Company Recommendation" section above in connection with the Superior Proposal; and

  •
  concurrently with the termination of the Merger Agreement, Herley paid the Termination Fee (as defined below) to Kratos;

  •
  if Kratos terminates the Offer without having accepted all Shares tendered, or fails to timely accept and pay for all Shares validly tendered if all conditions to the Offer have been satisfied or waived as of the Expiration Time, or has taken certain other actions prohibited by the Merger Agreement without Herley's consent; or

  •
  if there has been a breach of any representation, warranty, or covenant of Kratos set forth in the Merger Agreement, which breach results in the conditions described in Section 14—"Conditions of the Offer" not being satisfied, and if the breach cannot be cured by June 30, 2011 or is not cured within 30 days after the delivery of a written notice of such breach by Herley.

        Effect of Termination.    If: (i) Kratos or Herley terminates the Merger Agreement pursuant to the mutual termination right set forth in the second bullet point under the mutual termination rights above, (ii) at or prior to the time of the termination, an Acquisition Proposal has been publicly announced and (iii) within 12 months after the date of termination, Herley completes an Acquisition Transaction or enters into a contract to complete, or recommends to its stockholders, an Acquisition Transaction that is subsequently completed, then, concurrently with the earlier of entering into a contract for an Acquisition Transaction or completing an Acquisition Transaction, Herley must pay Kratos a termination fee in the amount of $9,440,000 (the "Termination Fee"). For the purpose of this paragraph, the term "Acquisition Transaction" will have the meaning set forth in the definition of Acquisition Proposal except that all references to "20%" will be deemed to be references to "50%".

        If Kratos terminates the Merger Agreement pursuant to the Kratos termination rights set forth in the first two bullet points under the Kratos termination rights above, contemporaneously with such termination, Herley must pay Kratos the Termination Fee.

        If Herley terminates the Merger Agreement pursuant to the termination right set forth in the first bullet point (including the subsequent three sub-bullet points) under the Herley termination rights above, then Herley is required to pay to Kratos the Termination Fee concurrently with and as a condition to the effectiveness of such termination.

        Return of Exclusivity Payment.    In connection with the execution by Herley and Kratos of the Exclusivity Agreement (as defined below in "—Exclusivity Agreement"), Kratos paid Herley an exclusivity fee of $2,000,000. The Merger Agreement requires Herley to repay the exclusivity fee to Kratos on the earlier of: (i) the date of acceptance of the tendered shares by Kratos, (ii) the termination of the Merger Agreement by Kratos pursuant to the Kratos termination rights above and (iii) the termination of the Merger Agreement by Herley pursuant to the termination right set forth in the first bullet point (including the subsequent three sub-bullet points) under the Herley termination rights above.

  Confidentiality Agreement.

        The following summary of certain provisions of the Confidentiality Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Confidentiality Agreement itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Confidentiality Agreement as Exhibit (d)(2) to the Schedule TO. The Confidentiality Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—"Certain Information Concerning Kratos and the Purchaser." You are urged to read the Confidentiality Agreement in its entirety because it contains provisions relevant to the Offer and the Merger.

        Jefferies & Company, as agent-in-fact for Herley, and Kratos, are parties to a confidentiality agreement, dated October 12, 2010, as amended by the Exclusivity Agreement (the "Confidentiality Agreement"), pursuant to which, among other things and subject to certain exceptions, Kratos agreed to keep confidential and not disclose non-public, confidential and proprietary information regarding Herley it obtained in connection with Kratos' consideration of a possible acquisition of Herley, except in accordance with the terms of the Confidentiality Agreement, and to use such information solely in connection with a possible acquisition of Herley. Information includes, whether oral or written, analyses, compilations, studies or other documents prepared by Kratos, its affiliates, directors, officers, agents, employees, or controlling persons, attorneys, advisors and accountants which contain or otherwise reflect or are generated from such information and Kratos' review of, or interest in, Herley.

  Exclusivity Agreement.

        The following summary of certain provisions of the Exclusivity Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Exclusivity Agreement itself, which is incorporated herein by reference. The Purchaser has filed a copy of the Exclusivity Agreement as Exhibit (d)(3) to the Schedule TO. The Exclusivity Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—"Certain Information Concerning Kratos and the

Purchaser." You are urged to read the Exclusivity Agreement in its entirety because it contains provisions relevant to the Offer and the Merger.

        On January 19, 2010, Kratos and Herley entered into an exclusivity agreement (the "Exclusivity Agreement") in connection with the potential acquisition of Herley. Under the Exclusivity Agreement, Herley, including its affiliates, officers, employees, agents, advisers and representatives, was required to cease any ongoing discussions with third parties regarding competing transactions, and further agreed for a period of 30 calendar days not to: (i) encourage or solicit interest from a third party regarding a competing transaction, (ii) furnish non-public information to a third party in connection with a competing transaction, (iii) enter into any agreement with a third party regarding a competing transaction or (iv) engage in discussions or negotiations with any third party. In consideration of its adherence to the foregoing restrictions, Herley received from Kratos a payment in the amount of $2 million (the "Exclusivity Payment"), which amount would be credited toward the purchase price upon Kratos' acquisition of Herley. The Exclusivity Agreement did not restrict Herley's ability to take certain actions in connection with a competing transaction if its Board of Directors determined that any such action is necessary to avoid a violation of its fiduciary duties (the "Fiduciary Out"). If Herley terminates the Exclusivity Agreement as the result of a Fiduciary Out, it was required to return to Kratos the full amount of the Exclusivity Payment. The Exclusivity Agreement, including the provision regarding the return of the Exclusivity Payment, has been superseded by the Merger Agreement.

14.    Conditions of the Offer

        The Purchaser is required to accept for payment and pay for any tendered Shares pursuant to the Offer only if, at the Expiration Time:

  •
  the Minimum Condition has been satisfied;

  •
  the applicable waiting period under the HSR Act has expired or been terminated;

  •
  There is not pending or overtly threatened any governmental action seeking to: (i) impose material limitations on the ability of Kratos or the Purchaser to exercise effectively full rights of ownership of any Shares, (ii) obtain material damages in connection with the Offer or the Merger, (iii) impose material limitations or damages on the operations of Herley or its subsidiaries, (iv) impose material limitations on Kratos' ability to exercise effectively full rights of ownership over the operation of all or a material portion of Kratos' or Herley's businesses or assets, or to compel Kratos or Herley to dispose or hold separate any material portion of the business or assets of Kratos or Herley or (v) materially delay or prohibit the making or consummation of the Offer or the Merger;

  •
  there is not any governmental order or law issued by any governmental entity that would or is reasonably likely to result in the consequences referred to in the bullet point immediately above;

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  all of the representations and warranties of Herley set forth in the Merger Agreement are accurate, except for inaccuracies that, individually or in the aggregate, do not have a material adverse effect on Herley (except for the representations and warranties of Herley regarding its capitalization, which must be true and correct in all respects (other than de minimis inaccuracies));

  •
  the obligations of Herley contained in the Merger Agreement that are required to be performed prior to the Expiration Date have been performed in all material respects;

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  since the date of the Merger Agreement, there has not occurred any adverse event or development that has had or would reasonably be expected to have a material adverse effect on Herley;

  •
  no Board Recommendation Change has been made; and

  •
  the Merger Agreement has not been terminated in accordance with its terms.

        A "material adverse effect" on Herley shall mean any fact, circumstance, event, change, effect, occurrence, violation or inaccuracy that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, occurrences, violations or inaccuracies has or would be reasonably expected to have a material adverse effect on (a) the financial condition, business, results of operations, capitalization, assets, liabilities or financial performance of Herley and its subsidiaries, taken as a whole, (b) the ability of Herley to consummate the Offer and the Merger or (c) Kratos' ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the surviving corporation; provided, however, that none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a material adverse effect and shall not be considered in determining whether there has occurred, or may, would or could occur, a material adverse effect: (i) any changes, events, occurrences or conditions generally affecting the economy, political climate or the credit, financial or capital markets in the U.S. or elsewhere in the world, including changes in interest or exchange rates, (ii) changes, events, occurrences or effects arising out of, resulting from or attributable to acts of terrorism or war (whether or not declared), or any escalation or worsening of such acts of terrorism or war (whether or not declared), pandemics, earthquakes, hurricanes, tornados or other natural disaster occurring in the U.S. or elsewhere in the world, (iii) changes, events, occurrences or effects arising out of, resulting from or attributable to changes or prospective changes in law, U.S. generally accepted accounting principles or other accounting standards, regulations or principles or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or changes or prospective changes in regulatory or political conditions, (iv) any changes, events, occurrences or conditions (or changes in such conditions) affecting the industries or markets in which Herley or any of its subsidiaries is involved, (v) changes as a result of any action or failure to take action, in each case, consented to or requested by Kratos, (vi) events primarily attributable to the announcement or performance of the Merger Agreement or the pendency or consummation of the Offer or the Merger (including the loss or departure of officers or other employees of Herley or any of its subsidiaries, or the termination, reduction (or potential reduction) or any other negative effect (or potential negative effect) on Herley's relationships or agreements with any of its customers, suppliers, distributors or other business partners), (vii) events primarily attributable to the taking of any action by Herley or its subsidiaries if that action is contemplated or required by the Merger Agreement, or with Kratos' or the Purchaser's consent, or the failure to take any action by Herley or its subsidiaries if that action is prohibited by the Merger Agreement, or the consummation of the Offer and the Merger, (viii) in and of itself, a decline in the market price, or a change in the trading volume, of the Shares, (ix) any change in Herley's credit ratings, (x) in and of itself, any failure by Herley to meet any published estimates, projections, predictions, or expectations of Herley's revenue, earnings or other financial performance or results of operations for any period, or any failure by Herley to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations including any budgets, plans or forecasts previously made available to Kratos, (xi) effects arising out of or relating to any matters disclosed on the disclosure schedule delivered by Herley to Kratos on February 7, 2011 or (xii) effects arising out of or related to any legal proceedings commenced by or involving any of the current or former stockholders of Herley (on their own behalf or on behalf of Herley) arising out of or related to the Merger Agreement or the Offer or the Merger, which, based on the underlying merits of such legal proceedings, are not reasonably expected to result in an award of material damages or injunctive relief against Herley or its directors; provided, however, that, any fact, circumstance, event, change or occurrence referred to in clauses (i) through (iv) immediately above shall be taken into account in determining whether a material adverse effect has occurred or is reasonably expected to occur to the extent (but only to the extent) that such fact, circumstance, event, change, occurrence, violation or inaccuracy has had, or would reasonably be expected to have, a materially disproportionate impact on the financial condition, business or results of operations of Herley and its subsidiaries, taken as a whole, relative to other participants in the industries in which Herley and its subsidiaries are involved (in which event the extent of such material adverse change may be taken into account in determining whether a material adverse effect has occurred).

15.    Certain Legal Matters

        Except as described in this Section 15—"Certain Legal Matters," based on the Purchaser's and Kratos' review of publicly available filings by Herley with the SEC and other information regarding Herley, none of Herley, the Purchaser or Kratos is aware of any license or regulatory permit that appears to be material to the business of Herley that might be adversely affected by the Purchaser's acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Should any such approval or other action be required, the Purchaser presently intends to seek such approval or other action, except as described below under "—Business Combination Statutes." Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Herley's business or that certain parts of Herley's business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—"Certain Conditions of the Offer."

        Business Combination Statutes.    Herley is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the "Business Combination Provisions"), which imposes certain restrictions upon business combinations involving Herley. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a "business combination" (which is defined to include a variety of transactions, including mergers) with an "interested stockholder" for a period of three years following the time such person became an interested stockholder unless:

  •
  prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned: (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        For purposes of the Business Combination Provisions, the term "interested stockholder" generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that: (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

        A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

        Neither Herley's certificate of incorporation nor bylaws excludes Kratos or the Purchaser from the coverage of the Business Combination Provisions. Upon completion of the Offer, Kratos and the Purchaser collectively will be deemed to be an "interested stockholder" for purposes of the Business Combination Provisions. Accordingly, the Business Combination Provisions would prohibit completion of the Merger for a period of three years following completion of the Offer except that Herley's board of directors approved the commencement of the Offer and the execution of the Merger Agreement and related transactions. Accordingly, Kratos and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to completion of the Offer or the Merger.

        A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

        Neither Kratos nor the Purchaser has attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. Kratos and the Purchaser reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Kratos or the Purchaser takes in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, the Purchaser or Kratos may be required to file certain documents with, or receive approvals from, the relevant state authorities. If such a governmental authority sought or obtained an injunction seeking to prevent the Purchaser's purchase of Shares in the Offer, it might be unable to accept for payment or purchase

Shares tendered in the Offer or be delayed in completing the Offer. In that case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

        Antitrust Matters.    The Offer and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be completed unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied.

        On February 25, 2011, Kratos and Herley each filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the U.S. Federal Trade Commission (the "FTC") and the U.S. Department of Justice (the "DOJ"). The HSR Act prescribes a 15-day initial waiting period, moved to the next business day if the period would otherwise expire on a weekend or federal holiday, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., New York City time, on March 14, 2011, unless early termination of the waiting period is granted. However, the FTC and the DOJ may extend the waiting period by requesting additional information or documentary material from Kratos or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Kratos and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Kratos. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the FTC or the DOJ raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Kratos is not required to accept for payment shares of Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14—"Conditions of the Offer."

16.    Fees and Expenses

        The Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

        As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

        Except as set forth above, the Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.    Legal Proceedings

        None of Herley, the Purchaser or Kratos is aware of any material pending legal proceeding relating to the Offer.

18.    Miscellaneous

        The Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or to make any representation on Kratos' or the Purchaser's behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        Kratos and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Herley has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—"Certain Information Concerning Herley" and Section 9—"Certain Information Concerning Kratos and the Purchaser."

Lanza Acquisition Co.

  February 25, 2011

SCHEDULE I

        DIRECTORS AND EXECUTIVE OFFICERS OF KRATOS, ACQUISITION CO. LANZA PARENT AND THE PURCHASER

        The names of the directors and executive officers of Kratos, Acquisition Co. Lanza Parent, and the Purchaser and their present principal occupations or employment and material employment history for the past five years are set forth below. Each director or executive officer is a citizen of the U.S.. The business address of each of the directors and executive officers of Kratos, Acquisition Co. Lanza Parent and the Purchaser is 4820 Eastgate Mall, San Diego, California 92121.

Kratos

Name	Age	Position
Scott Anderson	52	Director
Bandel Carano	49	Director
Eric DeMarco	47	Director, President and Chief Executive Officer
William Hoglund	57	Chairman of the Board of Directors
Scot Jarvis	50	Director
Jane Judd	64	Director
Samuel Liberatore	73	Director
Benjamin Goodwin	70	President, Public Safety and Security Segment
Deanna Lund	43	Executive Vice President and Chief Financial Officer
Laura Siegal	48	Vice President, Corporate Controller and Treasurer

        The following summaries provide the material occupations, positions, offices or employment during the past five years of the directors and executive officers of Kratos Defense & Security Solutions, Inc., Acquisition Co. Lanza Parent and Lanza Acquisition Co.

        Scott Anderson, age 52, has been a director of Kratos since March 1997. Mr. Anderson has been a principal of Cedar Grove Partners, LLC, an investment and advisory concern since 1997, and a principal of Cedar Grove Investments, LLC, a private seed capital firm since 1998. Mr. Anderson was with McCaw Cellular/AT&T Wireless, most recently as Senior Vice President of the Acquisitions and Development group, from 1986 until 1997. Before joining McCaw Cellular in 1986, Mr. Anderson was engaged in private law practice. More recently, Mr. Anderson served on the Board of Directors and was Audit Committee Chairman of SunCom Wireless Holdings, Inc. until its acquisition by T-Mobile USA, Inc. in February 2008. In addition, Mr. Anderson served on other public company boards prior to 2002. He currently serves on the boards of directors of private companies, including mInfo, Inc., CosComm International, Inc., Globys, Inc., Alcis Health, Inc., Root Wireless, Inc., and Anvil Corp. Mr. Anderson is a member of the control group of LCW Wireless, LLC, a wireless operator in Oregon. He holds a B.A. in History from the University of Washington, magna cum laude, and a J.D. from the University of Washington Law School, with highest honors. Mr. Anderson's formal legal training, extensive experience in mergers and acquisitions, experience with litigation matters, and experience on public company boards and audit committees provide important resources in his service on Kratos' Board of Directors and in his capacity as the chairman of Kratos' Audit Committee.

        Bandel Carano, age 49, originally served as a director of Kratos from August 1998 to June 2001, and re-joined the Kratos Board of Directors in October 2001. Since 1987, he has been a managing partner of Oak Investment Partners, a multi-stage venture capital firm. Mr. Carano also serves on the Investment Advisory Board of the Stanford Engineering Venture Fund, the Board of Directors of Airspan Networks, Inc. and the boards of directors of numerous private companies, including Boston Power, Inc., eSolar Inc., Good Technologies Inc., MobiTV, Inc., NeoPhotonics Corporation, nLight Photonics Corporation, Presidio Networked Solutions, a subsidiary of Presidio Inc., Protean

Electric Ltd., Plastic Logic Limited, Solarflare Communications, Inc., Stretch, Inc., and Sundrop Fuels, Inc. Mr. Carano holds a B.S. and an M.S. in Electrical Engineering from Stanford University. Mr. Carano was nominated and elected as one of Kratos' directors pursuant to the terms of a purchase agreement among Kratos and certain of its stockholders in connection with the sale of our Series A Convertible Preferred Stock in October 2001. Mr. Carano's technical engineering background and experience with several companies in the defense electronics industry is particularly relevant to his understanding of Kratos' current service and product offerings and overall long-term strategy of future offerings. He also has significant expertise in evaluating various merger and acquisition targets for synergistic technical platforms.

        Eric DeMarco, age 47, joined Kratos in November 2003 as President and Chief Operating Officer. Mr. DeMarco was appointed a Director and assumed the role of Chief Executive Officer effective April 1, 2004. Prior to coming to Kratos, Mr. DeMarco most recently served as President and Chief Operating Officer of The Titan Corporation, then an NYSE-listed corporation, prior to its acquisition by L-3 Communications. Prior to his being named President and Chief Operating Officer, Mr. DeMarco served as Executive Vice President and Chief Financial Officer of The Titan Corporation. Prior to joining The Titan Corporation, Mr. DeMarco served in a variety of public accounting positions primarily focusing on large multinational corporations and publicly traded companies. Mr. DeMarco holds a B.S. in Business Administration and Finance, summa cum laude, from the University of New Hampshire. Under Mr. DeMarco, Kratos successfully transitioned from a wireless communications company to a national defense and Homeland Security solutions business, through both organic growth and strategic acquisitions. Mr. DeMarco's in depth knowledge of our business and operations, his experience in the defense contracting industry, and his experience with publicly traded companies position him well to serve as Kratos' Chief Executive Officer and a member of Kratos' Board of Directors.

        William Hoglund, age 57, has been a director of Kratos since February 2001 and Chairman of the Board of Directors since June 2009. Mr. Hoglund is also a member and owner of SAFE Boats International, a leading manufacturer of vessels for military, law enforcement, and commercial purposes. From 1994 to 2000 Mr. Hoglund served as Vice President and Chief Financial Officer of Eagle River, LLC, a private investment company. During his tenure at Eagle River, Mr. Hoglund was also a director of Nextel Communications, Inc. and Nextlink Communications, Inc. From 1977 to 1994, Mr. Hoglund worked for J.P. Morgan & Co. and several of its subsidiaries. Mr. Hoglund held a variety of positions in J.P. Morgan's commercial and investment banking operations. Mr. Hoglund holds a B.A. in Management Science and German Literature, cum laude, from Duke University and an MBA from the University of Chicago. Mr. Hoglund's financial experience and expertise in both the public and private marketplace is well suited for his role as the designated financial expert. He also brings significant experience in the defense contracting industry. He has served on various independent committees of the Board and has taken an active leadership role, and is well qualified to serve as the Chairman of the Board of Directors.

        Scot Jarvis, age 50, joined Kratos' Board of Directors in February 1997. Mr. Jarvis co-founded Cedar Grove Partners, LLC in 1997, an investment and consulting/advisory partnership with a focus on wireless communications investments. He is a member of the control groups of Toba Inlet PCS, LLC and LCW Wireless, LLC, both wireless licensees. In addition, Mr. Jarvis was one of the cofounders of Cricket Communications, Inc., the low cost wireless provider owned by Leap Wireless International, Inc. (NASDAQGS: LEAP) and was a member of Leap's Board of Directors from 1998 to 2002. Prior to co-founding Cedar Grove, Mr. Jarvis served as a senior executive of Eagle River, Inc., investment firm owned by Craig McCaw. While at Eagle River he founded Nextlink Communications on behalf of McCaw and served on its board. He has also served on the Board of Directors of Nextel Communications, NextG Networks, Inc., Wavelink Communications, Inc., NextWeb, Inc., and Cantata Technologies, Inc. From 1985 to 1994, Mr. Jarvis served in several executive capacities at McCaw

Cellular Communications up until it was sold to AT&T. Mr. Jarvis currently serves on the boards of directors of Good Technologies and Slingshot Sports. Mr. Jarvis is a venture partner with Oak Investment Partners, a venture capital firm. Mr. Jarvis holds a B.A. in Business Administration from the University of Washington. Mr. Jarvis has extensive experience with mergers and acquisitions transactions, which is of particular significance to the Board as we continue to pursue growth strategies through mergers and acquisitions.

        Jane Judd, age 64, joined Kratos' Board of Directors in January 2011. Ms. Judd previously served as the Vice President and Corporate Controller of The Titan Corporation, a major national defense services and solutions provider. More recently, Ms. Judd served as the Senior Vice President and Chief Financial Officer of Telisimo International, where she was also a member of the Board of Directors. Ms. Judd is a certified public accountant and received a B.S. from the University of Utah in 1976.

        Samuel Liberatore, age 73, joined Kratos' Board of Directors in January 2009. Prior to that time, Mr. Liberatore was the Chief Operating Officer for Madison Research Corporation, building it from approximately $3 million in annual revenue to $64 million, until its acquisition by Kratos in 2006, and was President of Kratos' Weapon Systems (Madison Research) division until he retired in December 2008. Beginning in July 1994 and until June 2001, Mr. Liberatore served as Program Manager and lead engineer in support of the PAC-3 missile program for Madison Research Corporation. From 1989 to 1994, he served as Director of Ballistic Missile Defense of BDM International. Mr. Liberatore served for 30 years in the U.S. Army where he held a variety of positions related to weapons system operations, research, development and acquisition before retiring as a Colonel in 1989. He holds a B.S. in Mathematics from Loyola College, Baltimore and an M.S. in Guided Missile Engineering from the University of Texas, El Paso. In addition to normal operational and command assignments, Mr. Liberatore was the Project Manager for the Hawk Missile system and Chief of Missiles and Air Defense Systems at Headquarters Department of the Army for the research and development and acquisition of all U.S. Army Missile and air defense systems. Mr. Liberatore brings to the Board of Directors of Kratos prior experience as a military officer, extensive experience and expertise working in the missile defense industry, and recent experience working in the defense contracting industry. Mr. Liberatore provides the Board of Directors of Kratos with important insight into Kratos' key markets and customers, as well as insight into the potential market for any service and product offerings Kratos may contemplate targeting.

        Benjamin Goodwin, age 70, has served as President of the Public Safety & Security segment since joining Kratos in July 2008. Prior to that, Mr. Goodwin served as Senior Vice President of Sales and Marketing and President of the Public Safety, Security and Industrial Products Group of SYS from July 2005 until SYS's merger with Kratos in July 2008. Mr. Goodwin has held a variety of executive management positions in his career. From 2004 to 2005, Mr. Goodwin was Chief Operating Officer and VP of Sales for Aonix, a developer of software product solutions for the aerospace, telecommunications, and transportation industries. Mr. Goodwin had previously served as Chief Executive Officer of Aonix from 1996 to 2000. From 2000 to 2002, Mr. Goodwin was Executive Vice President of Sales & Marketing for FinanCenter, a developer of financial decision tools, and Chairman of the Board for Template Graphics Solutions, a provider of 3D graphics tools. From 1976 to 1996, Mr. Goodwin was the President and Chief Operating Officer of Thomson Software Products and President and Chief Executive Officer of SofTech Microsystems. In these capacities, Mr. Goodwin was responsible for the successful completion of an IPO, private placements and a merger in addition to significant revenue growth within the companies. Mr. Goodwin has a B.S. in Psychology from Millsaps College.

        Deanna Lund, age 43, has served as Kratos' Executive Vice President and Chief Financial Officer since April 2004. Prior to joining Kratos, Ms. Lund most recently served as Vice President of The Titan Corporation from July 1998 to 2004, then an NYSE-listed corporation, prior to its acquisition by L-3 Communications, and as its Corporate Controller beginning in December 1996. Ms. Lund was also

Titan's Corporate Manager of Operations Analysis from 1993 to 1996. Prior to that time, Ms. Lund worked for Arthur Andersen LLP. Ms. Lund received her bachelor's degree in accounting from San Diego State University, magna cum laude, and is a Certified Public Accountant.

        Laura Siegal, age 48, has served as Kratos' Vice President and Corporate Controller since April 2006, Treasurer since July 2008, and Secretary since January 2008. Prior to that time, she had served as Kratos' Vice President, Finance and Risk Management since September 2004. Ms. Siegal joined Kratos in August 2000 and served as Kratos' Treasurer from December 2003 through March 2006, Director of Corporate Planning from August 2002 to December 2003, Director of Financial Planning and Analysis from January 2001 to August 2002, and Director of Purchasing from August 2000 to January 2001. Throughout her career, Ms. Siegal has held a variety of financial management positions in technology and consulting companies including Controller of MEC Analytical Systems. Ms. Siegal received a bachelor's degree in Economics from the University of California, San Diego.

Acquisition Co. Lanza Parent

Name	Age	Position
Eric DeMarco	47	Director, President & Chief Executive Officer
Deanna Lund	43	Director, Executive Vice President & Chief Financial Officer
Laura Siegal	48	Director, Vice President, Corporate Controller, Secretary & Treasurer

        Each of Eric DeMarco, Deanna Lund and Laura Siegal serve as directors and/or executive officers of Kratos, and their biographies appear above in their capacity as such directors and/or executive officers of Kratos.

Lanza Acquisition Co.

Name	Age	Position
Eric DeMarco	47	Director, President & Chief Executive Officer
Deanna Lund	43	Director, Executive Vice President & Chief Financial Officer
Laura Siegal	48	Director, Vice President, Corporate Controller, Secretary & Treasurer

        Each of Eric DeMarco, Deanna Lund and Laura Siegal serve as directors and/or executive officers of Kratos, and their biographies appear above in their capacity as such directors and/or executive officers of Kratos.

        Copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Herley or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

Wells Fargo Bank, National Association, a national banking association

By Mail:	By Hand or Overnight Courier:
Wells Fargo Bank, N.A.	(Until 6:00 P.M. Eastern Time on the Expiration Date)
Shareowner Services	Wells Fargo Bank, N.A.
Voluntary Corporate Actions	Shareowner Services
P.O. Box 64854	Voluntary Corporate Actions
St. Paul, MN 55164-0854	161 N. Concord Exchange
South St. Paul, MN 55075-1139

        Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Phoenix Advisory Partners
110 Wall Street, 27th floor
New York, NY 10005
Stockholders Call Toll Free: (800) 576-4314
Banks and Brokers Call Collect: (212) 493-3910